Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

BRADSON CORPORATION,

KFORCE GOVERNMENT HOLDINGS INC.,

KFORCE INC.,

RONALD M. BRADLEY

(individually and in his capacity

as the Representative),

BARBARA J. LEWIS

and

DAVID M. HALSTEAD

October 1, 2006

(continued)

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(continued)

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(continued)

		Page

12.10	COUNTERPARTS	53

12.11	GOVERNING LAW	53

12.12	NON-SOLICITATION AND NON-COMPETITION	53

12.13	WAIVER OF PREEMPTIVE RIGHTS	54

12.14	GUARANTY BY THE GUARANTOR	54

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EXHIBITS

Exhibit A	— Form of Notes
Exhibit B	— Form of Escrow Agreement
Exhibit C	— Form of Opinion from counsel to the Company

SCHEDULES

Schedule 1.01(b)(i)	–	Purchase Price Schedule
Schedule 7.03(c)	–	Employee Benefits
Schedule 10.02(b)	–	Allocation Schedule

COMPANY DISCLOSURE SCHEDULES

Schedule 4.02	–	Shareholders Consents
Schedule 4.03	–	List of Shareholders of Record
Schedule 5.01	–	List of Company Directors and Officers
Schedule 5.03(b)	–	Company Consents
Schedule 5.05	–	Title to Assets
Schedule 5.07(a)	–	Financial Statements
Schedule 5.07(b)	–	Changes in Methods of Accounting
Schedule 5.08	–	Subsequent Events
Schedule 5.10	–	Legal Compliance; Permits and Licenses
Schedule 5.11(c)	–	Tax Matters
Schedule 5.11(h)	–	Asset Valuations
Schedule 5.12(b)	–	Leased Real Property
Schedule 5.12(b)(ii)	–	Consents to Leases
Schedule 5.13(c)	–	Patents and Trade Names
Schedule 5.13(d)	–	Intellectual Property Licenses
Schedule 5.15(a)(i)	–	Government Contracts
Schedule 5.15(a)(ii)	–	Government Task Orders
Schedule 5.15(a)(iii)	–	Contract Funding and Backlog
Schedule 5.15(a)(iv)	–	Government Contract Bids
Schedule 5.15(c)	–	Terminations for Convenience
Schedule 5.15(i)	–	Government Notices
Schedule 5.15(u)	–	Government Facility Security Clearances
Schedule 5.16	–	Contracts
Schedule 5.17	–	Notes and Accounts Receivable
Schedule 5.18	–	Powers of Attorney
Schedule 5.19	–	Insurance Policies
Schedule 5.20	–	Litigation
Schedule 5.21	–	Employees of the Company
Schedule 5.22(a)	–	Employee Benefit Plans
Schedule 5.22(a)(iv)	–	Employee Benefit Plans
Schedule 5.27	–	Off-Balance Sheet Liabilities
Schedule 5.28	–	Addresses of the Company
Schedule 5.29	–	Existing Customers and Suppliers
Schedule 5.31	–	Bank Accounts

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 1, 2006, effective as of 12:01 a.m., is made by and among Bradson Corporation, a Rhode Island corporation (the “Company”), Kforce Government Holdings Inc. a Florida corporation (the “Purchaser”), Kforce Inc., a Florida corporation (the “Guarantor”), Ronald M. Bradley, the Company’s majority shareholder (“Bradley”), Barbara J. Lewis (“Lewis”), and David M. Halstead (“Halstead”), all of the shareholders of the Company (collectively, Bradley, Lewis and Halstead are referred to as the “Shareholders” and, each individually, a “Shareholder”) and Ronald M. Bradley, in his capacity as Representative (the “Representative”). The Company, the Purchaser, the Guarantor, the Representative and the Shareholders are referred to in this Agreement collectively as the “Parties” and, individually, as a “Party.” Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Article XI below.

BACKGROUND

The Company is engaged in the business of supplying financial and management consulting, financial and management operational support, and/or financial and management staffing services to federal government sector clients. The Purchaser desires to acquire the Company in order to expand the scope of its business. The transaction will be an all cash transaction and the consideration to be paid will be $73.0 million (subject to certain adjustments). As of the date of this Agreement, the issued and outstanding shares of capital stock of the Company consist of 778 shares of Common Stock with no par value. The Shareholders own all of the outstanding shares of Common Stock of the Company. The Purchaser is a wholly-owned subsidiary of the Guarantor and the Guarantor will guarantee the obligations of the Purchaser under this Agreement. The Parties believe it to be in their mutual best interest for the Purchaser to acquire from the Shareholders all of the outstanding shares of Common Stock of the Company pursuant to the terms and conditions of this Agreement.

Accordingly, in consideration of the mutual covenants contained in this Agreement, the Parties agree as follows:

TERMS

ARTICLE I.

THE ACQUISITION

1.01 The Acquisition.

(a) Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser shall purchase and acquire from the Shareholders, and the Shareholders shall sell and transfer to the Purchaser, all shares of Common Stock of the Company issued and outstanding immediately prior to the Closing for and in exchange of the Purchase Price. Immediately following the Closing, the Purchaser shall own all of the issued and outstanding equity and any other ownership interests of the Company.

(b) Subject to the terms and conditions of this Agreement, in exchange for all shares of Common Stock of the Company issued and outstanding immediately prior to the Closing, the aggregate purchase price to be paid by the Purchaser will be $73.0 million (the “Purchase Price”), subject to certain adjustments contemplated by Section 2.03. $5.0 million of the Purchase Price shall be delivered to the Escrow Agent as the escrow amount contemplated by Section 1.02 (the “Escrow Amount”), which shall remain in escrow for a period of 14 months (unless sooner released pursuant to this Agreement and the Escrow Agreement). The Purchase Price shall be payable as follows:

(i) $68.0 million (subject to the adjustment contemplated by Section 3.01(h)) in the aggregate (the “Closing Cash Payment Amount”), shall be paid to the Shareholders (in the individual amounts set forth on Schedule 1.01(b)(i)) in the form of separate promissory notes made by the Purchaser in favor of each Shareholder, each such note in the principal amount equal to such Shareholder’s portion of the Closing Cash Payment Amount, which notes shall be in the form attached to this Agreement as Exhibit A (collectively, the “Notes”) and which shall be due and payable in full on the date that is two (2) Business Days after the Closing Date. The Representative, on behalf of the Shareholders, shall pay all documentary stamp taxes and other fees, if any, in connection with the execution, delivery and payment of the Notes; and

(ii) $5.0 million shall be deposited with the Escrow Agent on the first Business Day after the Closing pursuant to the terms and conditions of Section 1.02.

Any additional amounts to be delivered to the Shareholders by the Purchaser, the Representative or the Escrow Agent shall be in the proportions set forth on Schedule 1.01(b)(i) by wire transfer of immediately available funds as per written instructions of the Representative given to the Purchaser, the Representative or the Escrow Agent, as the case may be.

1.02 Escrow. On the first Business day following the Closing, the Purchaser shall deposit, or shall cause to be deposited, with the Escrow Agent cash in an amount equal to the Escrow Amount to secure the indemnification obligations of the Shareholders under Article VIII of this Agreement pursuant to the terms and conditions of this Agreement and the escrow agreement in form and substance substantially similar to Exhibit B attached to this Agreement (the “Escrow Agreement”). The Escrow Amount, together with all earnings on the Escrow Amount, will be held for a period of 14 months following the Closing Date (unless sooner released to the Purchaser pursuant to this Agreement and the Escrow Agreement) and disbursed by the Escrow Agent solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. The Purchaser and the Shareholders agree that any amounts disbursed to the Shareholders under this Section 1.02 and under the Escrow Agreement shall be allocated solely in consideration for “Section 197 intangibles” within the meaning of Section 197(d)(1) of the Code, except for any portion thereof that is required to be reported as interest under Applicable Law. The Escrow Amount will be held as a trust fund and will not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any Party. All of the costs, expenses and fees of the Escrow Agent shall be borne one-half by the Purchaser and one-half by the Shareholders.

1.03 Certificates; Lost Certificates. At the Closing, each Shareholder shall surrender to the Purchaser certificates which, immediately prior to the Closing, represented shares of Common Stock (“Certificates”), duly endorsed in blank or accompanied by duly executed stock powers, representing the number of shares of Common Stock held by such Shareholder. Such Certificates in the aggregate shall represent all of the Common Stock outstanding immediately prior to the Closing. Notwithstanding the foregoing, if any such Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Person claiming such Certificate to be lost, stolen or destroyed, the providing of an indemnity in the affidavit by such Person against any claim that may be made against him or her with respect to such Certificate, and the provision therein of any insurance requested by the Representative, the Purchaser shall issue, in exchange for such lost, stolen or destroyed Certificate, the Purchase Price to be paid in respect of the shares of Common Stock represented by such Certificate, as contemplated by this Article I.

ARTICLE II.

THE CLOSING; PURCHASE PRICE ADJUSTMENT

2.01 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Holland & Knight LLP located at 100 North Tampa Street, Suite 4100, Tampa, Florida 33602, simultaneously with the execution of this Agreement or at such other time and/or place that the Purchaser and the Company may mutually agree (the “Closing Date”).

2.02 Deliveries at the Closing. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions on the Closing Date:

(a) each Shareholder shall deliver to the Escrow Agent each of his or her Certificates (or the affidavit contemplated by Section 1.03) in accordance with the provisions of Section 1.03;

(b) the Purchaser shall deliver to the Shareholders the Notes, executed by the Purchaser, representing the aggregate Closing Cash Payment Amount pursuant to Section 1.01(b)(i) and the other terms and conditions of this Agreement; and

(c) the Purchaser, the Company and the Representative (on behalf of the Shareholders) shall make such other deliveries as are required by Article III of this Agreement.

2.03 Net Working Capital Adjustment.

(a) Net Working Capital Calculation.

(i) No later than 60 days after the Closing Date, the Representative will deliver to the Purchaser a statement setting forth its calculation of the Net Working Capital (the “Closing Statement”). After delivery of the Closing Statement, the Purchaser and its accountants shall be permitted reasonable access to review the Representative’s work papers related to the preparation of the Closing Statement; provided, however, that such work papers shall not include, and the Representative shall have no obligation to provide, any attorney work product relating to its calculation of the Net Working Capital or the Closing Statement. The Purchaser and its accountants may make inquiries of the Representative regarding questions concerning or disagreements with the Closing Statement arising in the course of their review of the Closing Statement. If the Purchaser has any objections to the Closing Statement, then the Purchaser shall deliver to the Representative a statement (an “Objections Statement”) setting forth in detail any disputes or objections (the “Objection Disputes”) to the Closing Statement and the Purchaser’s proposed resolution of each such Objection Dispute. If an Objections Statement is not delivered to the Representative within 60 days after delivery of the Closing Statement, then the Closing Statement as originally delivered by the Representative shall be final, binding and non-appealable by the Parties. If an Objections Statement is timely delivered, then the Representative and the Purchaser shall negotiate in good faith to resolve any Objection Disputes, but if they do not reach a final resolution within 30 days after the delivery of the Objections Statement, the Representative and the Purchaser shall submit each unresolved Objection Dispute to Grant Thornton LLP (the “Independent Auditor”) to resolve such Objection Disputes. The Independent Auditor shall be instructed to set forth a procedure to provide for prompt resolution of any unresolved Objection Disputes and, in any event, to make its determination in respect of such Objection Disputes within 30 days following its retention. The Independent Auditor’s determination of such Objection Disputes shall be final and binding upon the Parties; provided, however, that no such determination shall be any more favorable to the Representative than is set forth in the Net Working Capital calculation reflected in the Closing Statement or any more favorable to the Purchaser than is proposed in the Objections Statement. The costs, expenses and fees of the Independent Auditor shall be borne by the Shareholders, on the one hand, and the Purchaser, on the other hand, based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount actually contested by such Party.

(ii) If the Net Working Capital as finally determined pursuant to Section 2.03(a)(i) is greater than either: (a) $4.0 million (if no deduction from the Closing Cash Payment Amount has been made in accordance with Section 3.01(h)) or (b) the Net Working Capital as reflected in the estimated balance sheet delivered pursuant to Section 3.01(h) (in the event that a deduction from the Closing Cash Payment Amount has been made in accordance with Section 3.01(h)), then the Purchaser shall promptly (but in any event within five Business Days of the final determination) pay the amount of such excess to the Shareholders (in the proportions set forth on Schedule 1.01(b)(i)) by wire transfer of immediately available funds as per written instructions of the Shareholders given to the Purchaser. In the event the Purchaser does not pay the Shareholders such excess by wire transfer within five Business Days of the final determination, then the Purchaser shall pay to the Shareholders (in the proportions set forth on Schedule 1.01(b)(i)) the amount of such excess plus interest for every day that such excess has not been paid in full calculated at a rate of 12% per annum based on the amount of such excess. Notwithstanding anything in this Agreement to the contrary, this obligation to pay to the Shareholders such excess and any interest on such excess pursuant to this subsection shall not be subject to the Deductible or liability limitation provisions of Article VIII.

(iii) If the Net Working Capital as finally determined pursuant to Section 2.03(a)(i) is less than either: (a) $4.0 million (if no deduction from the Closing Cash Payment Amount has been made in accordance with Section 3.01(h)) or (b) the Net Working Capital as reflected in the estimated balance sheet delivered pursuant to Section 3.01(h) (in the event that a deduction from the Closing Cash Payment Amount has been made in accordance with Section 3.01(h)), then the Shareholders (in the proportions set forth on Schedule 1.01(b)(i)) shall promptly (but in any event within five Business Days of the final determination) pay to the Purchaser the amount of such shortfall by wire transfer of immediately available funds as per written instructions of the Purchaser given to the Representative. In the event the Shareholders do not pay to the Purchasers such shortfall by wire transfer within five Business Days of the final determination, then the Shareholders shall pay to the Purchaser the amount of such shortfall plus interest for every day that such shortfall has not been paid in full calculated at a rate of 12% per annum based on the amount of the shortfall. Notwithstanding anything in this Agreement to the contrary, this obligation to pay to the Purchaser such shortfall and any interest on such shortfall pursuant to this subsection shall not be subject to the Deductible or liability limitation provisions of Article VIII.

(b) Preparation of the Closing Statement. The Closing Statement (and all calculations of Net Working Capital) shall be prepared and calculated in accordance with GAAP, in a manner consistent with the Audited Financial Statements.

(c) Cooperation. Following the Closing, the Purchaser, at the Purchaser’s sole cost and expense, shall and shall cause the Company and their respective officers, employees, consultants, accountants and agents (in each case, to whom the Purchaser and the Company shall provide the Representative reasonable access) to cooperate with the Representative and its accountants in connection with the preparation of the Closing Statement and to provide any information reasonably requested by the Representative and its accountants in connection with any Objection Dispute.

2.04 Adjustment for Aged Accounts Receivables.

(a) The Purchase Price will be adjusted, on a dollar-for-dollar basis, pursuant to and in accordance with this Section 2.04. In the event that any accounts receivable of the Company existing as of the Closing Date (the “Aged Accounts Receivable”) are not collected within 150 days following the Closing Date (the “Collection Period”), after the Company has used its commercially reasonable efforts (consistent with its customary collections procedures) to collect such Aged Accounts Receivable (such uncollected accounts receivable are referred to as the “Uncollected Aged Accounts Receivable”), the Shareholders will pay to the Purchaser the amount of such Uncollected Aged Accounts Receivable within 10 days following the end of the Collection Period. Notwithstanding anything in this Agreement to the contrary, this obligation of the Shareholders to pay to the Purchaser such Uncollected Aged Accounts Receivable pursuant to this Section 2.04 shall not be subject to the Deductible or liability limitation provisions of Article VIII.

(b) Following the Collection Period, the Company will continue to use its commercially reasonable efforts (consistent with its customary collections procedures) to collect the Uncollected Aged Accounts Receivable. To the extent any of such Uncollected Aged Accounts Receivable are collected within 180 days of the end of the Collection Period, the Purchaser shall deposit with the Agent, for the benefit of the Shareholders, the amount of cash collected related to the Uncollected Aged Accounts Receivable. After such 180-day period, the Purchaser shall have no obligations relating to the Uncollected Aged Accounts Receivable and the Shareholders shall make no additional collection efforts relating to the Uncollected Aged Accounts Receivables.

(c) The provisions of this Section 2.04 shall not limit or modify any other rights or remedies available to the Parties pursuant to this Agreement, under law or at equity except that the Purchaser may not recover twice for an adjustment amount pursuant to this Section 2.04 and an indemnity claim for the same matter.

ARTICLE III.

DELIVERIES AT THE CLOSING

3.01 Deliveries at the Closing by the Shareholders and the Company. At or prior to the Closing, the Shareholders and the Company have delivered or have caused to be delivered to the Buyer the following:

(a) [intentionally omitted]

(b) The Escrow Agreement executed by the Representative;

(c) All minute books, stock books, ledgers and registers, corporate seals, if any, and other corporate records relating to the organization, ownership and maintenance of the Company, if not already located on the premises of the Company;

(d) Resignations effective as of the Closing Date from each of the officers and directors of the Company, in their capacities as officers and directors and not as employees of the Company;

(e) A copy of the Articles of Incorporation of the Company, certified by the Secretary of State of Rhode Island and a certificate of good standing from Rhode Island and each jurisdiction in which it is duly qualified to transact business, in each case, dated within 20 days of the Closing Date;

(f) Certified copies of the resolutions or written consent duly adopted by the Company’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the other Transaction Agreements to which the Company is a party, and the consummation of all transactions contemplated by this Agreement;

(g) A certified copy of the Company’s Bylaws, with all amendments to the Company’s Bylaws, dated within ten days prior to the Closing Date;

(h) An estimated balance sheet prepared in good faith in accordance with GAAP (including a good faith estimate of the total assets and total liabilities of the Company as of the Closing Date), in a manner consistent with the Audited Financial Statements. It is acknowledged that if the Net Working Capital as reflected in the estimated balance sheet is less than $4 million, then the amount of such shortfall shall be deducted from the Closing Cash Payment Amount. If the Net Working Capital as finally determined pursuant to Section 2.03(a)(i) is greater than either: (a) $4.0 million or (b) if a deduction from the Closing Cash Payment Amount has been made in accordance with Section 3.01(h), the Net Working Capital as reflected in the estimated balance sheet delivered pursuant to Section 3.01(h), then any such excess shall be paid to the Shareholders in accordance with Section 2.03(a)(ii).

(i) All fully-executed documents required to be executed by the Shareholders required by the Purchaser with respect to the Section 338(h)(10) Election;

(j) An opinion from the Company’s counsel in form and substance substantially similar to Exhibit C attached to this Agreement;

(k) Executed employment agreement from Halstead and an executed transition services agreement from Bradley dated as of the date of this Agreement shall be in full force and effect and shall have not been amended or otherwise modified in any respect since the date of this Agreement; and

(l) A letter from McGladrey & Pullen, LLP providing confirmation that it will deliver its consent to the release of the Company’s Audited Financial Statements in the Purchaser’s Form 8-K Current Report to be filed with the Securities and Exchange Commission in connection with the transactions contemplated by this Agreement.

3.02 Deliveries at the Closing by the Purchaser. At or prior to the Closing, the Purchaser has delivered or has caused to be delivered to the Representative the following:

(a) Certified copies of the resolutions duly adopted by the board of directors of the Purchaser authorizing the execution, delivery and performance of this Agreement and the other Transaction Agreements, and the consummation of all transactions contemplated by this Agreement; and

(b) The Escrow Agreement executed by the Purchaser and the Escrow Agent.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

As an inducement to the Purchaser to execute this Agreement and to enter into the transactions contemplated to take place under this Agreement, each Shareholder represents and warrants to the Purchaser that the statements contained in this Article IV are correct as of the date of this Agreement, except as modified by the disclosure schedule delivered by the Shareholders and the Company to the Purchaser on the date of this Agreement (the “Company Disclosure Schedules”) and specifically referenced in such Company Disclosure Schedules to the Section(s) of this Article IV to which such disclosure applies.

4.01 Enforceability. Assuming that this Agreement is the valid and binding obligation of the Purchaser, this Agreement constitutes the valid and legally binding obligation of such Shareholder, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements affecting the enforceability of creditor’s rights generally and general equitable principles.

4.02 Noncontravention. Except as provided in Schedule 4.02 to the Company Disclosure Schedules, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement will (a) violate any Legal Requirements to which such Shareholder is subject, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under, any agreement, contract, lease, license, instrument, or other arrangement to which such Shareholder is a party or by which he or she is bound or to which any of his or her assets is subject. Except as provided in Schedule 4.02 to the Company Disclosure Schedules, such Shareholder is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Entity in order to consummate the transactions contemplated by this Agreement.

4.03 Company Common Stock. Such Shareholder holds of record and owns beneficially the number of shares of Common Stock of the Company shown opposite his or her name in Schedule 4.03 of the Company Disclosure Schedules.

4.04 Broker’s Fees. Except for the fees and expenses of Stifel Nicolaus & Company, Inc., which are acknowledged to be the responsibility of the Shareholders unless otherwise paid by the Company prior to or at the Closing (unless the Representative and the Purchaser agree to take such fees and expenses into account as a current liability in the calculation of Net Working Capital), such Shareholder has no liability or obligation based on any arrangement or agreement made by the Company or by or on behalf of such Shareholder to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to the Purchaser to execute this Agreement and to enter into the transactions contemplated to take place under this Agreement, the Company represents and warrants to the Purchaser that the statements contained in this Article V are correct as of the date of this Agreement, except as modified by the Company Disclosure Schedules and specifically referenced in such Company Disclosure Schedules to the Section(s) of this Article V to which such disclosure applies.

5.01 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing or has active status under the laws of the State of Rhode Island. Except as set forth on Schedule 5.01 of the Company Disclosure Schedules, the Company is duly qualified to conduct business and is in good standing or has active status under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the

Company. The Company has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged (and related to all proposals outstanding to customers) and to own and use the properties owned and used by it, except where the failure to have any such license, permit or authorization would not reasonably be expected to have a Material Adverse Effect on the Company. Schedule 5.01 of the Company Disclosure Schedules lists the directors and officers of the Company. The Company has delivered to the Purchaser correct and complete copies of the Articles of Incorporation and Bylaws of the Company, as amended to date (the “Governing Documents”). The Company is not in default under or in violation of any provision of its Governing Documents.

5.02 Capitalization.

(a) The entire authorized capital stock of the Company consists solely of 1,000 shares of common stock, no par value, of the Company (the “Common Stock”) and 778 shares of Common Stock are issued and outstanding. All shares of Common Stock of the Company have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to any preemptive rights created by statute, the Articles of Incorporation or Bylaws of the Company.

(b) There are no outstanding options, warrants, agreements or other rights of any kind that provide for the sale or issuance by the Company of additional shares of capital stock or other securities of the Company, or any securities convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock or other securities of the Company. There are no agreements or other obligations (contingent or otherwise) which require the Company to repurchase or otherwise acquire any shares of the Company’s capital stock or other equity securities. There are no outstanding or authorized stock appreciation, profit participation, “phantom stock,” or other similar plans or Contracts with respect to the Company.

(c) Except as set forth in Schedule 4.03, there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights) or other Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of, extend the exercise period of, or enter into any such subscription, option, warrant, equity security, call, right or other Contract. The Company does not have any authorized, issued, or outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the Shareholders have the right to vote. There are no registration rights, and there is no voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class. All of the Common Stock was issued in compliance with federal and state securities laws.

5.03 Authorization; No Breach: Valid and Binding Agreement.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements to which it is a party and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the other Transaction Agreements to which the Company is a party and the consummation of the transactions contemplated by this Agreement will not violate any provisions of the Governing Documents, have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated by this Agreement.

(b) Except as set forth on Schedule 5.03(b) of the Company Disclosure Schedules and for the applicable requirements of the HSR Act and where the failure of any of the following to be true would not reasonably be expected to have a Material Adverse Effect on the Company, the execution and delivery of this Agreement and the other Transaction Agreements to which it is a party by the Company and the consummation of the transactions contemplated by this Agreement do not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of the Company, or require any material authorization, consent, approval, exemption or other action by or notice to any Governmental Entity, under the provisions of the Company’s Governing Documents or any material Contract to which the Company is a party or by which it is bound, or any Law to which the Company is subject. Assuming that this Agreement and the other Transaction Agreements to which the Company is a party are valid and binding obligations of the Purchaser, each of this Agreement and such other Transaction Agreements constitute valid and binding obligations of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Legal Requirements affecting the enforceability of creditor’s rights generally and general equitable principles.

5.04 Brokers’ Fees. Except for the fees and expenses of Stifel Nicolaus & Company, Inc., which are acknowledged to be the responsibility of the Shareholders unless otherwise paid by the Company prior to or at the Closing (unless the Representative and the Purchaser agree to take such fees and expenses into account as a current liability in the calculation of Net Working Capital), the Company has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or obligated.

5.05 Title to Assets. Except as set forth on Schedule 5.05 of the Company Disclosure Schedules, the Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or shown on the Latest Balance Sheet or acquired after the date of the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens or assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet.

5.06 Subsidiaries. The Company has no subsidiaries. The Company does not have any ownership interest in, or otherwise have the right to direct the management of, any other Person.

5.07 Financial Statements.

(a) Schedule 5.07(a) of the Company Disclosure Schedules includes copies of (i) the unaudited balance sheet of the Company as of June 30, 2006 (the “Latest Balance Sheet”), and the related statement of income for the six-month period then ended, and (ii) the audited balance sheet and statements of income and cash flow statements of the Company as of and for the fiscal year ended December 31, 2005 (the “Audited Financial Statements” and, together with the Latest Balance Sheet, (the “Financial Statements”)). Except as set forth on Schedule 5.07(a), each balance sheet included in the Financial Statements fairly presents in all material respects the financial position of the Company as of their respective dates, and the statements of income and cash flow statements included in the Audited Financial Statements fairly present the results of operations and the cash flows of the Company for the respective periods indicated, and are consistent with the books and records of the Company (which books and records are correct and complete), in each case in accordance with GAAP (subject, in the case of the unaudited financial statements, to the absence of footnotes and other presentation items).

(b) Except as set forth on Schedule 5.07(b) of the Company Disclosure Schedules, since December 31, 2005, (i) neither the Company nor any current or former director, officer, employee or, to the Knowledge of the Company, any current or former auditor of the Company, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, alleging a material deficiency in the accounting or auditing practices, procedures, methodologies or methods of the Company or their respective internal accounting controls, and (ii) to the Knowledge of the Company, no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s Board of Directors or any committee of the Board of Directors or to any director or officer of the Company.

(c) All of the long-term liabilities appearing on the Latest Balance Sheet other than FASB 13 indebtedness have been paid in full.

5.08 Absence of Certain Developments. Since December 31, 2005, there has not been any Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as disclosed in Schedule 5.08 of the Company Disclosure Schedules, since that date (or during such other period as is expressly set forth below) the Company has conducted its business only in the Ordinary Course of Business, and:

(a) the Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than in the Ordinary Course of Business;

(b) the Company has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) (other than a Government Contract) either involving more than $50,000 or outside the Ordinary Course of Business, and during the period between December 31, 2005 and 5:00 p.m. Eastern Time on September 28, 2006, the Company has not entered into any Government Contract either involving more than $50,000 or outside the Ordinary Course of Business;

(c) no party (including the Company) has accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 to which the Company is a party or by which it is bound;

(d) the Company has not imposed any Lien upon any of its assets, tangible or intangible, except for Permitted Liens;

(e) the Company has not made any capital expenditure (or series of related capital expenditures) in excess of $50,000;

(f) the Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

(g) the Company has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(h) the Company has not delayed or postponed the payment of accounts payable and other liabilities other than in the Ordinary Course of Business or accelerated or accepted the prepayment of any files or accounts receivable other than in the Ordinary Course of Business;

(i) the Company has not made any revaluation of any of its material assets including writing off notes or accounts receivables, other than in the Ordinary Course of Business;

(j) the Company has not made any changes in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

(k) the Company has not cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) other than in the Ordinary Course of Business;

(l) the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property other than in the Ordinary Course of Business;

(m) there has been no change made or authorized in the Governing Documents;

(n) the Company has not issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(o) the Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased,

or otherwise acquired any of its capital stock, except for cash distributions (if any) of Company net income available for distributions to the Shareholders;

(p) the Company has not made any split, combination or reclassification of any of the Company’s capital stock;

(q) the Company has not made any change or alteration in the policy of the Company relating to the granting of stock options or other equity compensation to its directors, employees and consultants;

(r) the Company has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(s) the Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees, other than advances in the Ordinary Course of Business to employees for travel expenses;

(t) the Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement outside the Ordinary Course of Business;

(u) the Company has not granted any increase in the compensation or fringe benefits or paid any benefit not required by any plan or arrangement to any of its directors or officers or any of its employees, except for (i) cash distributions of the Company net income available for distributions to the Shareholders and (ii) certain bonuses to be paid to certain employees of the Company listed in Schedule 5.08 to the Company Disclosure Schedules;

(v) the Company has not paid or agreed to pay any severance, termination or change of control payments to any director, officer, employee or consultant;

(w) except as required by Applicable Law or as disclosed in Schedule 5.22(a) of the Company Disclosure Schedules, the Company has not adopted, amended, modified, or terminated any Employee Benefit Plan or any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, employees or consultants;

(x) the Company has not made any other change in employment terms for any of its directors or officers;

(y) the Company has not made or pledged to make any charitable or other capital contribution;

(z) there has not been any other material occurrence, event, incident, action, failure to act, or transaction involving the Company that could reasonably be expected to have a Material Adverse Effect on the Company; and

(aa) the Company has not committed to do any of the foregoing.

5.09 Undisclosed Liabilities. Except for liabilities or obligations to suppliers, vendors, employees and landlords incurred in the Ordinary Course of Business and none of which shall exceed $50,000 (either singularly or a series of related liabilities) or liabilities or obligations disclosed or provided for in the Latest Balance Sheet, the Company does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a balance sheet of the Company (including the notes to the balance sheet).

5.10 Legal Compliance; Permits and Licenses. Except as set forth on Schedule 5.10 of the Company Disclosure Schedules, the Company has complied in all material respects with all applicable Legal Requirements (including, without limitation, compliance with all Laws relating to the payment of overtime wages), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply. The Company has all material permits, licenses, orders, franchises and approval of all Governmental Entities necessary for the operation of the business of the Company as currently conducted. All such permits, licenses, orders, franchise and approvals are in full force and effect, and no suspension or cancellation of any of such items are pending or, to the Knowledge of the Company, threatened.

5.11 Tax Matters.

(a) The Company has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by the Company (whether or not shown on any Tax Return) have been paid except for Taxes not yet due. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No governmental authority or agency in a jurisdiction where the Company does not file Tax Returns has notified the Company that it is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) The Company has withheld and paid to the applicable financial institution or Tax Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) None of the Shareholders, directors or officers (or employee responsible for Tax matters) of the Company expects any authority to assess any additional Taxes or assert the incorrectness or incompleteness of any Tax Return for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax liability or other Tax item of the Company either (i) claimed or raised by any authority in writing or (ii) as to which the Company has Knowledge based upon personal contact with any agent of such authority. Schedule 5.11(c) of the Company Disclosure Schedules lists all federal, state, and local income Tax Returns filed with respect to the Company for all taxable periods since January 1, 2003, indicates those Tax Returns that have been audited, and indicates all Tax Returns that currently are the subject of audit. The Company has delivered to the Purchaser complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since January 1, 2003.

(d) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) The Company has not been a United States real property holding corporation within the meaning of Code Sec. 897(c)(2) during the applicable period specified in Code Sec. 897(c)(1)(A)(ii). The Company is not a party to any Tax allocation or sharing agreement. The Company (i) has never been a member of an Affiliated Group filing a consolidated federal income Tax Return and (ii) does not have any liability for the Taxes of any Person under Treas. Reg. §1.1502-6 (or any other provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of the Company (i) did not, as of the Latest Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes to the Latest Balance Sheet) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. Since the date of the Latest Balance Sheet, the Company has not incurred any liability for any Taxes arising from extraordinary gains or losses, as that term is used in GAAP outside the Ordinary Course of Business.

(g) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting under Code § 481 (or any corresponding provision of state, local, or foreign income Tax law), (ii) any “Closing Agreement,” as described in Code § 7121 (or any corresponding provision of state, local or foreign income Tax law), (iii) any installment sale or open transaction disposition made prior to the Closing Date, or (iv) any prepaid amount or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to this Agreement.

(h) The Company has been a validly electing S corporation within the meaning of Code § 1361 and § 1362 since January 1, 2000, and will be an S corporation up to and including the Closing Date. Except as set forth on Schedule 5.11(h) of the Company Disclosure Schedules, which shall include copies of any valuation or valuations of the Company’s assets acquired by the Company for the purpose of determining the value of the Company’s assets at the time the Company became an S corporation, the Company will not be liable for any Tax under Code § 1374 in connection with the deemed sale of the Company’s assets caused by the Section 338(h)(10) Election.

(i) The Company has not, since January 1, 2000, (i) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired more than 10% of any class of stock of any corporation.

(j) The Company is not a party to any Tax-order of a foreign government.

(k) None of the assets of the Company is property that the Company is required to treat as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code.

(l) None of the assets of the Company directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(m) None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(n) The Company has never participated in an international boycott within the meaning of Section 999 of the Code.

(o) The Company has never had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign county.

(p) All material Tax elections with respect to the Company made during the fiscal years ending December 31, 2003, December 31, 2004 and December 31, 2005 are reflected on the Company’s Tax Returns for such periods, copies of which have been provided or Made Available to the Purchaser.

(q) There is no agreement, contract or arrangement to which the Company is a party that will, individually or collectively, result in the payment of any amount that would not be deductible by reason of Section 280G (as determined without regarding to Section 280G(b)(4)), 162 or 404 of the Code.

(r) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. The Company has not consummated, has not participate in, and is not currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Section 6662, 6011, 6111 or 6112 of the Code or the Treasury Regulations promulgated thereunder (the “Regulations”). The Company has not entered into any reportable transaction as defined in Section 1.6011-4(b) of the Regulations.

5.12 Real Property.

(a) The Company does not own any real property.

(b) Schedule 5.12(b) of the Company Disclosure Schedules lists and describes briefly all real property leased or subleased to the Company (“Leased Real Property”). The Company has delivered or Made Available to the Purchaser correct and complete copies of the leases and subleases listed in Schedule 5.12(b) of the Company Disclosure Schedules (as amended to date). With respect to each lease and sublease listed in Schedule 5.12(b) of the Company Disclosure Schedules:

(i) the lease or sublease is legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, each of the other parties thereto, and in full force and effect;

(ii) subject to obtaining any necessary consents identified in Schedule 5.12(b)(ii) of the Company Disclosure Schedules, the lease or sublease will continue to be legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, each of the other parties thereto, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement;

(iii) neither the Company nor, to the Knowledge of the Company, any other party to the lease or sublease is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration under the lease or sublease;

(iv) neither the Company nor, to the Knowledge of the Company, any other party to the lease or sublease has repudiated any provision of the lease or sublease;

(v) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or sublease;

(vi) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold;

(vii) all facilities leased have received all approvals of Governmental Entities (including licenses and permits) required in connection with the operation of the facilities and have been operated and maintained in all material respects in accordance with applicable Legal Requirements; and

(viii) all facilities leased or subleased are supplied with utilities and other services reasonably necessary for the operation of said facilities.

5.13 Intellectual Property.

(a) The Company owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used by the Company for the operation of the businesses of the Company as presently conducted. Each item of Intellectual Property owned or used by the Company immediately prior to the Closing will be owned or available for use by the Company on identical terms and conditions immediately subsequent to the Closing. The Company has taken commercially reasonable action to maintain and protect each item of Intellectual Property that it owns.

(b) The Company has not interfered with, infringed upon, misappropriated, or violated any Intellectual Property rights of third parties, and the Company has never received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, or violated any Intellectual Property rights of the Company.

(c) Schedule 5.13(c) of the Company Disclosure Schedules identifies each patent or registration which has been issued to the Company with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which the Company has made with respect to any of its Intellectual Property, and identifies each license, agreement, or other permission which the Company has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). The Company has delivered to the Purchaser complete copies of all such patents and Intellectual Property registrations, applications, licenses, agreements, and permissions (as amended to date) identified on Schedule 5.13(c). Schedule 5.13(c) of the Company Disclosure Schedules also identifies each trade name or unregistered trademark (if any) used by the Company in connection with any of its businesses. With respect to each patent or Intellectual Property registration or application or any trade name or unregistered trademark required to be identified in Schedule 5.13(c) of the Company Disclosure Schedules and except as otherwise set forth in Schedule 5.13(c) of the Company Disclosure Schedules:

(i) the Company possesses all right, title, and interest in and to the item, free and clear of any Liens, other than Permitted Liens;

(ii) such item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; and

(iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of the Company, is threatened which challenges the legality, validity, enforceability, use, or ownership of such item.

With respect to each license, agreement or permission required to be identified in Schedule 5.13(c) of the Company Disclosure Schedules, except as otherwise set forth in Schedule 5.13(c) of the Company Disclosure Schedules and except for agreements that have been provided to customers, prime contractors and subcontractors in the Ordinary Course of Business, the Company has not agreed to indemnify any Person for or against any interference, infringement, misappropriation, or violation with respect to such item.

(d) Schedule 5.13(d) of the Company Disclosure Schedules identifies each item of Intellectual Property that any third party owns and that the Company uses pursuant to a license, sublicense, agreement, or permission (other than off-the-shelf software). The Company has delivered or Made Available to the Purchaser complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property identified in Schedule 5.13(d) of the Company Disclosure Schedules:

(i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, each of the other parties thereto, and in full force and effect;

(ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, each of the other parties thereto, and in full force and effect on identical terms following the Closing;

(iii) neither the Company nor, to the Knowledge of the Company, any other party to the license, sublicense, agreement, or permission is in breach or default, and, to the Knowledge of the Company, no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration under the license, sublicense, agreement, or permission;

(iv) to the Knowledge of the Company, no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(v) to the Knowledge of the Company, with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

(vi) to the Knowledge of the Company, the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(vii) to the Knowledge of the Company, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property; and

(viii) except as set forth in Schedule 5.13(c) of the Company Disclosure Schedule, the Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission outside the Ordinary Course of Business.

5.14 Tangible Assets. The Company owns or leases all material machinery, equipment, and other tangible assets necessary for the conduct of its business as presently conducted. Each such tangible asset actually used is free from defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used, in each case in all material respects.

5.15 Government Contracts.

(a) (i) Schedule 5.15(a)(i) of the Company Disclosure Schedules lists all active Government Contracts and all completed Government Contracts and Task Orders, in each case as of 5:00 p.m. Eastern Time on September 28, 2006, entered into since October 1, 2002, and with respect to each such listed Government Contract accurately sets forth: (A) the contract name; (B) the award date; (C) the customer agency; (D) the contract period of performance; and (E) the contract cost ceiling, if applicable. The Company holds no Government Contract, as of 5:00 p.m. Eastern Time on September 28, 2006, premised on “8(a)” status, small business status (except as set forth on Schedule 5.15(a)(i) of the Company Disclosure Schedules), small disadvantaged business status, protégé status, or other similar socioeconomic status pursuant to Federal Acquisition Regulation (“FAR”) Part 19. Attached to the Company Disclosure Schedules is the “Contract Data Sheet” for each active Government Contract listed on Schedule 5.15(a)(i) of the Company Disclosure Schedules for which the Company is the prime contractor; (ii) Schedule 5.15(a)(ii) of the Company Disclosure Schedules lists all Task Orders, as of 5:00 p.m. Eastern Time on September 28, 2006, issued since October 1, 2002 that have and have not been completed by the Company. Schedule 5.15(a)(iii) of the Company Disclosure Schedules lists for all active Government Contracts and Task Orders, in each case as of 5:00 p.m. Eastern Time on September 28, 2006, the current funding (i.e., dollars obligated to such Government Contract or Task Order), expenditures, funded balance (i.e., current funding minus expenditures), and the dollar value of priced contract options that have not been exercised (i.e., the unfunded backlog); and (iii) Schedule 5.15(a)(iv) of the Company Disclosure Schedules lists all Government Contract Bids, including bids, offers or proposals for Task Orders under current Government Contracts, in each case as of 5:00 p.m. Eastern Time on September 28, 2006, submitted by the Company, and for which no award has been or was made thirty days or more prior to the date of this Agreement, and with respect to each such Government Contract Bid, accurately lists: (A) the customer agency and title; (B) the solicitation (i.e., request for proposal (RFP) or request for quotation) number or, if such Government Contract Bid is for a Task Order under a prime contract, the applicable prime contract number, (C) the date of proposal submission; (D) the expected award date, if known; (E) the estimated period of performance; (F) the estimated value based on the proposal, if any; and (G) whether such Government Contract Bid is premised on the Company’s 8(a) status, small business status, small disadvantaged business status, protégé status, or other preferential status. The Company has not made any representations with regard to the amount or likelihood of any awards under such Government Contracts Bids to any third party. The Company has delivered or Made Available to the Purchaser true and complete copies of all active Government Contracts and Task Orders required to be listed on Schedule 5.15(a)(i) and all Government Contract Bids and provided access to the Purchaser to true and correct copies of all completed Task Orders and material documentation and/or correspondence related to the Government Contracts, Task Orders and Government Contract Bids, including but not limited to any such documentation specifically requested by the Purchaser.

(b) (i) The Company has not received notification of cost, schedule, technical or quality problems (or other defaults, deficiencies in performance, or disputes) that could, to the Knowledge of the Company, reasonably result in claims or similar demands or allegations against, or liability on the part of, the Company (or successors in interest) by a Governmental Entity, a prime contractor or a higher-tier subcontractor; (ii) to the Knowledge of the Company, the Company is not reasonably likely in the near future to experience cost, schedule, technical or quality problems (or other defaults, deficiencies in performance, or disputes) that could reasonably result in claims or similar demands or allegations against or liability on the part of the Company (or successors in interest) by a Governmental Entity, a prime contractor or a higher-tier subcontractor; (iii) to the Knowledge of the Company, all of the Government Contracts were legally awarded, are binding on the parties to the Government Contracts, and are in full force and effect; (iv) the Government Contracts are not currently the subject of bid or award protest proceedings, and, to the Knowledge of the Company, no such Government Contracts are reasonably likely to become the subject of bid or award protest proceedings; (v) no Person has notified the Company that any Governmental Entity intends to seek the Company’s agreement to lower rates or prices, or intends otherwise to challenge such rates, prices or any payments (including but not limited to challenges under the “Price Reductions” clause of the Company’s GSA Schedule contracts), under any of the Government Contracts or Government Contract Bids, including but not limited to any Task Order under any Government Contract Bids; and (vi) to the Company’s Knowledge, no personal or organizational conflicts of interest, actual or alleged, exist in connection with any Government Contract or Government Contract Bid.

(c) Since October 1, 2002, (i) to the Knowledge of the Company, the Company has complied in all material respects with all terms and conditions of each Government Contract and Government Contract Bid, including but not limited to any term requiring most favored customer pricing (i.e., the “Price Reductions” clause); (ii) the Company has complied, in all material respects, with all statutory and regulatory requirements, including but not limited to the Service Contract Act, the Contract Disputes Act, the Procurement Integrity Act, the Federal Procurement and Administrative Services Act, the Federal Acquisition Regulation (including but not limited to all agency FAR supplements and all agency guidance materials pursuant to the FAR) and related cost principles and the Cost Accounting Standards, where and as applicable to each Government Contract and Government Contract Bid; (iii) to the Knowledge of the Company, the representations, certifications, and warranties made by the Company with respect to the Government Contracts or Government Contract Bids were accurate in all material respects as of their effective date, were updated in the event of any material change, and the Company has fully complied with all such certifications in all material respects; (iv) no termination for default, cure notice, show cause notice, or other express challenges to the Company’s performance, have been issued with respect to any Government Contract or Government Contract Bid, and, to the Knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for such action; (v) except as set forth on Schedule 5.15(c), no termination for convenience has been issued or, to the Knowledge of the Company, is likely to be issued in the near future; (vi) no past performance evaluation received by the Company with respect to any such Government Contract has set forth a default or other material failure to perform under such Government Contract; and (vi) to the Knowledge of the Company, no money due to the Company pertaining to any Government Contract or Government Contract Bid has been, or to the Knowledge of the Company is reasonably likely to be, withheld or set-off.

(d) With respect to the Government Contracts, no Governmental Entity, prime contractor or higher-tier subcontractor under a Government Contract or any other Person has notified the Company of any actual or alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification that, to the Knowledge of the Company, could reasonably be expected to affect payments under Government Contracts, result in an actual or constructive termination of or failure to exercise an option under a Government Contract or adversely affect the award of Government Contracts to the Company in the future.

(e) The Company has not taken any action or failed to take any action, and is not a party to any litigation, that, to the Knowledge of the Company, could reasonably be expected to give rise to (i) liability under the False Claims Act or related common law causes of action based on misrepresentation, (ii) a claim for price adjustment under the Truth in Negotiations Act, or (iii) any other request for a reduction in the price of any Government Contract, including but not limited to claims based on actual or alleged defective pricing. To the

Knowledge of the Company, there exist no reasonable grounds for a claim of any liability of the Company by any Governmental Entity as a result of defective cost and pricing data submitted to any Governmental Entity.

(f) Since October 1, 2002, the Company has not received any written or oral notice of, nor is the Company currently involved in, any outstanding claims or contract disputes to which the Company is a party relating to the Government Contracts or Government Contract Bids and involving either a Governmental Entity, any prime contractor, any higher-tier subcontractor, vendor or any third party.

(g) The Company has never been and is not now, suspended, debarred disqualified or proposed for suspension, debarment or similar disqualification from bidding on any Government Contract. No suspension, debarment or similar actions with respect to Government Contracts have been commenced, or to the Knowledge of the Company, threatened against the Company or any of its officers or employees. To the Knowledge of the Company, there are no valid, reasonable grounds for the Company’s suspension, debarment or similar disqualification from bidding on contracts or subcontracts for or with any Governmental Entity.

(h) No negative determination of responsibility has been issued against the Company within the past three years with respect to any quotation, bid, or proposal for a Government Contract.

(i) Except for contract or governmental compliance audits of a routine nature, which routine audits would not be reasonably expected to have an adverse effect on the Company, or the Company’s businesses, or audits related to Taxes, since October 1, 2002, to the Knowledge of the Company, (i) the Company has not undergone and is not undergoing any non-routine audit, inspection, investigation, survey or examination of records by any Governmental Entity relating to any Government Contract, and (ii) to the Knowledge of the Company, no such audit, review, inspection, investigation, survey or examination of records is threatened. Since October 1, 2002, except as set forth in Schedule 5.15(i) of the Company Disclosure Schedules, the Company has not received any notice that it is or was being formally, specifically audited or investigated by any Governmental Entity, including but limited to the Government Accountability Office, the Defense Contract Audit Agency, any state or federal agency Inspector General, the contracting officer with respect to any Government Contract or the Department of Justice (“DOJ”) (including any United States Attorney). This representation does not relate to any potential Company liability for Taxes. The Company has not received any notice that any audit, review, inspection, investigation, survey or examination of records described in Schedule 5.15(i) of the Company Disclosure Schedules has revealed any fact, occurrence or practice which could reasonably be expected to have a materially adverse effect on the Company or its business.

(j) Since October 1, 2002, the Company has not made any voluntary disclosure in writing to any Governmental Entity with respect to any material alleged violation, irregularity, misstatement or omission arising under or relating to a Government Contract or Government Contract Bid. To the Knowledge of the Company, there exist no reasonable grounds for a claim by any Governmental Entity that the Company should have made any such voluntary disclosure.

(k) The Company has not received any written notice that any of the Company’s employees, consultants or agents is (or during the last five years has been), and to the Knowledge of the Company, none is (or during the last five years has been) under administrative, civil or criminal investigation or indictment by any Governmental Entity with respect to the conduct of the business of the Company. Since October 1, 2002, the Company has not received formal notice of any, and to the Knowledge of the Company, there is no, pending investigation of any officer, employee or representative of the Company, nor within the last five years has there been any audit or investigation of the Company or any officer, employee or representative of them relating to the business of the Company resulting in a material adverse finding with respect to any material alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid.

(l) All indirect cost rates as defined in FAR subpart 42.7 are being billed consistent with the applicable Government Contract and the FAR, including any Defense Contract Audit Agency-approved provisional or final rates as applicable.

(m) To the extent applicable, the Company is in compliance in all material respects with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions of such manual.

(n) The Company has not undertaken an internal audit of any events or omissions that, at the time of the audit, were reasonably expected to have an adverse effect on performance of a Government Contract or Government Contract Bid or an adverse effect on the Company as a whole. (i) All Government Contract Bids listed in Schedule 5.15(a)(iii) of the Company Disclosure Schedules were submitted in the Ordinary Course of Business; (ii) all Government Contract Bids listed in Schedule 5.15(a)(iii) of the Company Disclosure Schedules were based on assumptions believed by the management of the Company to be reasonable, and (iii) the Company reasonably believes all Government Contract Bids listed in Schedule 5.15(a)(iii) of the Company Disclosure Schedules are capable of performance by the Company in accordance with the terms and conditions of such Government Contract Bid without a total program loss (calculated in accordance with the Company’s accounting principles consistently applied).

(o) No Government Contract has incurred or currently projects losses in an amount exceeding $25,000. No services are being performed, and no products or goods are being provided by the Company to any Governmental Entity for which a Government Contract does not exist, or for which a Government Contract exists, but the applicable contract cost or funding ceiling has been reached.

(p) No payment has been made by the Company or, to the Knowledge of the Company, by a Person acting on the Company’s behalf, to any Person (other than to any bona fide employee or agent of the Company, as defined in subpart 3.4 of the FAR) which payment is or was improperly contingent upon the award of any Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other laws.

(q) The Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating to the Government Contracts, whether an Lien or otherwise.

(r) The Company has not yet reached agreement with the cognizant government contracting officer or audit agency approving and “closing” all indirect costs, in each case if any, charged to Government Contracts for the years 2003 to the present. The Company has reached agreement with the cognizant government contracting officer or audit agency approving and “closing” all indirect costs charged to Government Contracts all years prior to and including 2002 or the period to examine records identified in GSA contract clause 552.215-71 has expired, and those years are closed.

(s) No material personal property, equipment or fixtures were loaned, bailed or otherwise furnished to the Company by or on behalf of a Governmental Entity.

(t) (i) No claims, or, to the Knowledge of the Company, threatened claims, exist against the Company with respect to warranties and guarantees contained in Government Contracts on products or services provided by to such Governmental Entities; (ii) no such claims of a material nature have been made against the Company since October 1, 2002; (iii) to the Knowledge of the Company, no amendment has been made to any warranty or guarantee contained in any Government Contract that would reasonably be expected to result in an adverse effect on or additional liability to the Company; and (iv) to the Knowledge of the Company, the Company has not taken any action (or failed to take any action) which would reasonably be expected to give any Person a right to make a claim under any warranty or guarantee contained in any Government Contract.

(u) Except to the extent prohibited by applicable law, Schedule 5.15(u) of the Company Disclosure Schedules sets forth all facility security clearances held by the Company.

(v) To the Knowledge of the Company, each employee of the Company performing services related to a Government Contract possessed (during the time of such performance) all of the required credentials (e.g., education and experience) and security clearances specified in or required by such Government Contract.

(w) To the Knowledge of the Company, neither the Company nor any of its directors, officers, agents, employees or other Person acting on behalf of the Company, has (i) used any funds of the Company for unlawful contributions, payments, gifts, gratuities, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or unlawfully offered anything of value to foreign or domestic government officials or employees or to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause the Company to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law of similar effect. To the Knowledge of the Company, neither the Company nor any of its directors, officers, agents, employees or other Persons acting on behalf of the Company, has accepted or received any unlawful contributions, payments, gifts, gratuities, entertainment or other unlawful expenses.

5.16 Contracts.

(a) Schedule 5.16 of the Company Disclosure Schedules lists the following oral and written Contracts to which the Company is a party, excluding Government Contracts:

(i) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments;

(ii) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing to or receipt by the Company of services, the performance of which will extend over a period of more than one year from the date of this Agreement;

(iii) any agreement concerning a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, or under which it has imposed an Lien on any of its assets, tangible or intangible, or any currency or interest rate swap, collar or hedge agreement;

(v) any agreement concerning confidentiality or noncompetition or which contains any covenant that purports to restrict the business activity of the Company or limits its ability to engage in any line of business;

(vi) any agreement with (i) any Shareholder, (ii) Affiliates of any of the Shareholders or (iii) any employee or director of the Company;

(vii) any Employee Benefit Plan, profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees;

(viii) any collective bargaining agreement;

(ix) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis or providing severance benefits;

(x) any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business;

(xi) any agreement for the acquisition of securities or substantially all the assets of any other Person (including by merger or consolidation);

(xii) any agreement containing an express undertaking to pay liquidated damages or a penalty;

(xiii) any customer agreement, including any agreement pursuant to which the Company is acting as a subcontractor, pursuant to which the Company has received revenues of $200,000 or more during the 12 months prior to the date of this Agreement;

(xiv) any other agreement (or group of related agreements) which involves the payment by the Company of consideration in excess of $50,000; or

(xv) any agreement under which the consequences of a default or termination could reasonably be expected to have a Material Adverse Effect on the Company.

(b) The Company has delivered or Made Available to the Purchaser a correct and complete copy of each written agreement listed in Schedule 5.16 of the Company Disclosure Schedules (as amended to date), except that with respect to written agreements with the Company’s current and former employees, such agreements are retained in the applicable employee’s personnel file and were made available to the Purchaser for review at such location. With respect to each such agreement, except as described in Schedule 5.16 of the Company Disclosure Schedules: (i) the agreement is legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, each of the other parties to such agreement, and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable against the Company and, to the Knowledge of the Company, each of the other parties to such agreement, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) neither the Company nor, to the Knowledge of the Company, any other party to the agreements identified in Schedule 5.16 is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (iv) to the Knowledge of the Company, no party has repudiated any material provision of the agreement.

5.17 Notes and Accounts Receivable. Except as described in Schedule 5.17 of the Company Disclosure Schedules, all notes and accounts receivable of the Company are reflected properly on its books and records, are valid receivables subject to no material setoffs, discounts, rebates, fallouts, adjustments, reversals or counterclaims, are current and are collectible in full in cash and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Latest Balance Sheet (rather than in any notes to the Latest Balance Sheet) as adjusted for the passage of time through the Closing Date.

5.18 Powers of Attorney. Except as set forth on Schedule 5.18 of the Company Disclosure Schedules, there are no outstanding powers of attorney executed on behalf of the Company.

5.19 Insurance. Schedule 5.19 of the Company Disclosure Schedules sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the Company has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past three years:

(a) the name, address, and telephone number of the agent;

(b) the name of the insurer, the name of the policyholder, and the name of each covered insured;

(c) the policy number and the period of coverage;

(d) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage;

(e) a description of any retroactive premium adjustments or other loss-sharing arrangements; and

(f) claims, payments and losses within the past two years.

With respect to each such insurance policy that is currently in force: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) neither the Company nor, to the Knowledge of the Company, any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision of such policy. The Company has been covered during the past three years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during such period. The Schedule 5.19 of the Company Disclosure Schedules describes any self-insurance arrangements affecting the Company.

5.20 Litigation. Except as set forth on Schedule 5.20 of the Company Disclosure Schedules, the Company is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge, and the Company is not a party to any action, suit, proceeding, hearing, or, to the Knowledge of the Company, investigation of, in, or before any Governmental Entity. The Company has no Knowledge that any such action, suit, proceeding, hearing, or investigation is threatened against the Company.

5.21 Employees. Schedule 5.21 of the Company Disclosure Schedules sets forth a list of all employees of the Company as of 5:00 p.m. Eastern Time on September 28, 2006,. Except as disclosed in Schedule 5.21 of the Company Disclosure Schedules, to the Knowledge of the Company, no executive, employee, or group of employees has any plans to terminate employment with the Company. The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. The Company has not committed any unfair labor practice. The Company has no Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company.

5.22 Employee Benefit Plans.

(a) Schedule 5.22(a) of the Company Disclosure Schedules lists each Employee Benefit Plan that the Company or an ERISA Affiliate maintains or to which the Company contributes or is required to contribute or with respect to which the Company has or may have any liability, all collective bargaining agreements pursuant to which contributions have been made or obligations incurred (including both pension and welfare benefits) by the Company and any ERISA Affiliate and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by such entities, and a written description of any Employee Benefit Plan that is not in writing.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable laws.

(ii) The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code Sec. 4980B have been met in all material respects, where applicable, with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan.

(iii) All premiums or other payments for all periods ending on or before the Closing Date which are then due will have been paid on or prior to the Closing Date with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan.

(iv) Except as set forth on Schedule 5.22(a)(iv) of the Company Disclosure Schedules, to the extent intended to meet such requirements, each such Employee Benefit Plan which is an Employee Pension Benefit Plan meets, and has met since the effective date of such Employee Benefit Plan, the requirements of a “qualified plan” under Code Sec. 401(a) and has received, within the last two years, a favorable determination letter from the Internal Revenue Service or is the subject of an opinion letter as a prototype plan with respect to its status as a “qualified plan” and the Company has no Knowledge of any fact that would jeopardize its reliance on such letter.

(v) For each Employee Pension Benefit Plan maintained by the Company or any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations under the Code (“ERISA Affiliate”) and intended to be a “qualified plan” under Section 401(a) of the Code, the Company or ERISA Affiliate has either (A) received a favorable determination letter (a “GUST Determination Letter”) from the Internal Revenue Service that takes into account any change required to be made to such Pension Plan in order to comply with the requirements of Section 401(a) of the Code, as amended by the Retirement Protection Act of 1994, enacted as part of the Uruguay Round Agreements Act, the Uniform Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, Internal Revenue Service Restructuring and Reform Act of 1998, and Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”); or (B) timely filed an application for determination with the Internal Revenue Service requesting a determination that such

Employee Pension Benefit Plan meets the requirements of Section 401(a) of the Code, as amended by GUST, and that an any trust established in connection with such Employee Pension Benefit Plan is exempt from federal income taxation of Section 501(a) of the Code; or (C) such Employee Pension Benefit Plan is the subject of an opinion letter addressing GUST issued to a prototype plan provider (a “GUST Opinion Letter”).

(vi) Each Employee Benefit Plan can be terminated or otherwise discontinued in accordance with its terms, without material liability to the Company, the Purchaser or any of their respective ERISA Affiliates (other than as required by Applicable Law, amounts for accrued benefits and administration or contract expenses incurred in a termination event).

(vii) With respect to each Employee Benefit Plan, all payments due from the Company or an ERISA Affiliate to date have been made and all amounts properly accrued to date as liabilities of the Company which have not been paid have been properly recorded on the books of the Company and are reflected in the Financial Statements in accordance with its past custom and practice.

(b) Any Employee Benefit Plan which is subject to any laws, regulations, or jurisdiction outside the United States is in material compliance with the requirements of such laws.

(c) The Company and ERISA Affiliates do not currently maintain and have not within the past five years maintained, and are not required currently and have not within the past five years been required to contribute to or otherwise participate in, any plan, program or arrangement subject to Title IV of ERISA. The Company and ERISA Affiliates do not participate currently and have not within the past five years participated in, and are not required currently to contribute to and have not within the past five years been required to contribute to, any Multiemployer Plan. The Company and ERISA Affiliates do not currently maintain and have not within the past five years maintained, and are not required currently and have not within the past five years been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(d) None of the Company or any ERISA Affiliates maintain or contribute to, or within the preceding five years have contributed to or been required to contribute to, any benefit plan or arrangement providing medical, health, or life insurance for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Part 6 of Subtitle B of Title 1 of ERISA and Code Sec. 4980B or applicable state insurance laws).

(e) The Company has delivered or Made Available to the Purchaser correct and complete copies of the plan documents or summary plan descriptions for each of the Employee Benefit Plans listed on Schedule 5.22(a) of the Company Disclosure Schedules, the most recent GUST Determination Letter or GUST Opinion Letter received from the Internal Revenue Service, the three most recent Form 5500 Annual Reports, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan.

(f) With respect to each Employee Benefit Plan that the Company maintains or ever has maintained or to which it contributes, ever has contributed, or ever has been required to contribute, there have been no Prohibited Transactions that would result in a material liability to the Company, any Employee Benefit Plan or a Fiduciary of same. No Fiduciary has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration of any such Employee Benefit Plan or the investment or management of the assets of any such Employee Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened. The Company has no Knowledge of any basis that could reasonably be expected to result in any such action, suit, proceeding, hearing, or investigation.

(g) Each Employee Benefit Plan that is subject to Code Section 409A (a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 5.22(a) of the Company Disclosure Schedules. Each Section 409A Plan has been administered in good faith compliance with Code Section 409A for the period beginning January 1, 2005 through the Closing Date. The Company does not have any obligations to any employee or other service provider with respect to any Section 409A Plan that might be subject to excise tax under Code Section 409A.

(h) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Benefit Plan, employment agreement, trust or loan that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any officer or employee of the Company.

(i) The Company has terminated the Bradson Corporation 401(k) Plan, with an effective date of termination of September 30, 2006.

5.23 Guaranties. The Company is not a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other Person.

5.24 Environment, Health, and Safety.

(a) The Company has complied in all material respects with all applicable Environmental, Health, and Safety Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against the Company alleging any failure so to comply. Without limiting the generality of the preceding sentence, the Company and its respective predecessors and Affiliates have obtained and been in compliance with all of the terms and conditions of all permits, licenses, and other authorizations which are required under, and has complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in, all applicable Environmental, Health, and Safety Laws.

(b) The Company has not handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition, or owned or operated any property or facility, in each case in any manner that could form the basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the Company giving rise to any material liability for (i) damage to any site, location, or body of water (surface or subsurface), (ii) any illness of or personal injury to any employee or other individual, or (iii) for any other reason under any Environmental, Health, and Safety Law.

(c) To the Knowledge of the Company, all properties and equipment used in the business of the Company have been free of asbestos, PCB’s, methylene chloride, trichloroethylene, 1,2-trans-dichloroethylene, dioxins, dibenzofurans, and Extremely Hazardous Substances.

5.25 Immigration Matters. The Company is in material compliance with all applicable immigration laws, statutes and regulations, including the Immigration Reform and Control Act of 1986; and is in possession of adequate documentation to demonstrate a pattern of compliance relating to immigration matters.

5.26 Certain Business Relationships with the Company. None of the Shareholders has been involved in any business arrangement or relationship with the Company within the past 12 months other than their respective employment with the Company, and none of the Shareholders owns any asset which is used in the business of the Company.

5.27 Off-Balance Sheet Liabilities. Except as disclosed in the Financial Statements, Schedule 5.27 of the Company Disclosure Schedules sets forth a true, complete and correct list, as of the date of this Agreement, of all transactions, arrangements and other relationships between and/or among the Company, any of its Affiliates, and any special purpose or limited purpose entity beneficially owned by or formed at the direction of the Company or any of its Affiliates.

5.28 Business Names and Addresses. Since inception, the Company has not used a business name other than Bradson Corporation and variations of such names and, since March 1, 2001, has not had a business address other than the addresses that are set forth in Schedule 5.28 of the Company Disclosure Schedules.

5.29 Existing Customers and Suppliers. Except as set forth on Schedule 5.29 of the Company Disclosure Schedules, the Company has no Knowledge or reason to believe that any customer or supplier of the Company as of the Closing Date will not continue to do business with the Purchaser after the Closing Date at levels substantially similar to the business being done immediately prior to the Closing Date. For purposes of this Section 5.29, the term “customer” shall include any Governmental Entity.

5.30 No Indebtedness. Other than accrued liabilities arising in the Ordinary Course of Business (such liabilities to be taken into account in the determination of Net Working Capital) and FASB 13 indebtedness, the Company has no indebtedness.

5.31 Bank Accounts. Schedule 5.31 of the Company Disclosure Schedules contains a list of all of the Company’s bank accounts, safe deposit boxes and persons authorized to draw thereon or have access thereto.

5.32 Certain Business Practices. None of the Company, or any directors or officers, employees or, to the Knowledge of the Company, agents of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

5.33 Cash Flow. The Company has adequate cash (including borrowing capacity under its existing line of credit) to fund its normal operations in the Ordinary Course of Business as of the Closing Date.

5.34 Disclosure. The representations and warranties contained in this Article V do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this Article V not misleading.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Company and the Shareholders to execute this Agreement and to enter into the transactions contemplated to take place under this Agreement, the Purchaser hereby represents and warrants to the Company and the Shareholders that the statements contained in this Article VI are correct as of the date of this Agreement.

6.01 Organization. The Purchaser is a corporation duly organized, validly existing and with active status under the laws of Florida.

6.02 Authorization; No Breach: Valid and Binding Agreement.

(a) The Purchaser has all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and such other Transaction Agreements. The Board of Directors of the Purchaser has adopted a resolution approving this Agreement and the other Transaction Agreements. No other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement, the other Transaction Agreements or to consummate the transactions contemplated by this Agreement. Except where the failure of any of the following to be true would not reasonably be expected to have a Purchaser Material Adverse Effect, the execution and delivery of this Agreement and the other Transaction Agreements to which the Purchaser is a party by the Purchaser and the consummation of the transactions contemplated by this Agreement and such Transaction Agreements do not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of the Purchaser, or require any material authorization, consent, approval, exemption or other action by or notice to any Governmental Entity, under the provisions of the Purchaser’s articles of incorporation or bylaws, as amended to date, or any material Contract, or any Law to which the Purchaser is subject.

(b) Assuming that this Agreement and the other Transaction Agreements to which the Purchaser is a party are valid and binding obligations of the Company and the Shareholders, this Agreement and such other Transaction Agreements constitute a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Legal Requirements affecting the enforceability of creditor’s rights generally and general equitable principles.

6.03 Litigation. There are no actions, suits or proceedings pending or, to the Purchaser’s Knowledge, overtly threatened in writing against the Purchaser, at law or in equity, or before or by any Governmental Entity which reasonably would be expected to affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated by this Agreement.

6.04 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.

6.05 Financing. On the first Business Day following the Closing Date, the Purchaser will have immediately available funds sufficient to consummate the transactions contemplated by this Agreement, including the payment of all fees and expenses payable by the Purchaser in connection with the transactions contemplated by this Agreement.

6.06 Due Diligence. The Purchaser has completed such investigations of the Company as it deems necessary and appropriate, and, to the Purchaser’s Knowledge, has received all of the information that it has requested from the Company in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement; provided, however, that the foregoing shall not prevent any claim for indemnification by Purchaser pursuant to Article VIII. As of the date of this Agreement, the Purchaser has no present intent to make any claim for indemnification under Article VIII.

6.07 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Purchaser shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and shall have adequate capital to carry on its businesses.

6.08 Disclosure. The representations and warranties contained in this Article VI do not contain any untrue statement of a fact or omit to state any fact necessary in order to make the statements and information contained in this Article VI not misleading.

ARTICLE VII.

COVENANTS OF THE PURCHASER

7.01 Access to Books and Records. From and after the Closing, the Purchaser shall, and shall cause the Company to, provide the Representative, the Shareholders and their authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of the Company with respect to periods prior to the Closing Date in connection with any matter relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Unless otherwise consented to in writing by the Representative, the Purchaser shall not permit the Company, for a period of two years following the Closing Date, to destroy, alter or otherwise dispose of any books and records of the Company, or any portions thereof, relating to periods prior to the Closing Date without first giving reasonable prior written notice to the Representative and offering to surrender to the Representative (on behalf of the Shareholders) such books and records or such portions of the books and records.

7.02 Employee Benefits.

(a) Except as otherwise provided in Section 5.22(i), the Employee Benefit Plans shall continue in full force and effect for the period beginning on the Closing Date until October 31, 2006, unless otherwise requested by the Purchaser.

(b) Without limiting the generality of Section 7.02(a), the Purchaser agrees that the Purchaser will cause the benefit plans applicable to the employees to recognize all previous service with the Company for the purpose of determining eligibility for and entitlement to succeeding benefits, including vesting (provided that service with the Company will not be counted for purposes of benefit accrual under any pension plan of the Purchaser).

(c) In connection with the termination of the Bradson Corporation 401(k) Plan contemplated by Section 5.22(i), Purchaser agrees that it shall take all such actions as are set forth on Schedule 7.03(c). All out of pocket costs and expenses of the Purchaser and the Company arising out of or related to the actions set forth on Schedule 7.03(c), or which are otherwise required to be taken thereunder, shall be the responsibility solely of, and shall be paid by, the Purchaser; provided, however, that an amount equal to $5,000 has been reflected as a liability on the estimated balance sheet delivered pursuant to Section 3.01(h) of the Agreement in connection with the foregoing.

(d) The Purchaser agrees that it shall cause the Company to pay those certain bonuses (the amount of which bonuses and associated payroll Taxes with respect thereto is reflected as a liability in the estimated balance sheet delivered pursuant to Section 3.01(h)) listed in subsection 5.08(u)(ii) of Schedule 5.08 to the Company Disclosure Schedules, in the amounts, and to the Persons, described on such Schedule, during the first pay period of the Company that occurs during October 2006.

ARTICLE VIII.

INDEMNIFICATION

8.01 Survival of Representations, Warranties, and Covenants. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing under this Agreement for twenty-one months after the Closing Date; provided, however, that (a) the representations and warranties set forth in Section 5.02 and any matters in which the Company is liable for actual fraud shall survive indefinitely, without limitation, and (b) the representations and warranties set forth in Section 5.11 shall survive for any applicable statute of limitations, plus ninety days. No such termination shall affect the rights of a Party in respect of any claim made by such Party in accordance with the terms of this Agreement in a writing received by another Party prior to the expiration of any such period.

8.02 Indemnification by the Shareholders for the Benefit of the Purchaser. Subject to the terms, conditions and limitations provided in this Agreement, the Shareholders, severally but not jointly, shall indemnify the Purchaser for any Losses incurred by the Purchaser as a result of: (a) any breach of any representation or warranty made by such Shareholder set forth in Article IV or by the Company in Article V; and (b) any breach of any covenant or agreement made by the Company in this Agreement; provided that (i) the Shareholders shall not be required to indemnify the Purchaser under clauses (a) and (b) above unless and until the aggregate amount of indemnifiable Losses suffered by the Purchaser on a cumulative basis since the Closing Date exceeds an amount equal to $200,000 (the “Deductible”), at which point the Shareholders will only be obligated to indemnify the Company from and against all such Losses in excess of the Deductible; (ii) the Shareholders’ aggregate liability under clauses (a) and (b) above shall in no event exceed $7.0 million, excluding Losses resulting from a breach of the representations set forth in Sections 4.03, 5.01, 5.02, 5.03(a), 5.11 and 5.30 and any matters in which the Company is liable for actual fraud, which shall not be subject to such limitation; (iii) except for actual fraud, each Shareholder’s aggregate liability under this Agreement shall in no event exceed the portion of the Purchase Price paid or payable to such Shareholder pursuant to Section 1.01(b)(i); (iv) no Shareholder shall have any liability in excess of his or her pro rata share (based upon proceeds received pursuant to this Agreement) of any Losses (except with respect to any breach of any representation or warranty made by such Shareholder set forth in Article IV), and no Shareholder shall have any liability with respect to any representation or warranty of any other Shareholder set forth in Article IV; (v) the Shareholders shall have no liability to indemnify the Purchaser for any Losses to the extent reflected or reserved for in the calculation of Net Working Capital; and (vi) the Shareholders shall have no liability under this Article VIII to the extent arising from actions taken or not taken by the Purchaser or the Company, or any event or occurrence occurring, after the Closing other than as a result of a breach of representations, warranties or covenants of the Company or any of the Shareholders. After the Closing, this Section 8.02 constitutes the sole and exclusive remedy of the Purchaser and any of its Affiliates for any and all Losses or other claims relating to or arising from this Agreement and the transactions contemplated by this Agreement. The Purchaser may not avoid the limitations on liability of the Shareholders set forth in this Section 8.02 by seeking damages for breach of contract, tort or pursuant to any other theory of liability.

8.03 Indemnification by the Purchaser for the Benefit of the Shareholders. The Purchaser shall indemnify the Shareholders and their officers, directors, employees, agents, representatives, successors and permitted assigns (collectively, the “Indemnified Parties”) for any Losses which the Indemnified Parties may suffer or sustain, as a result of: (a) any breach of any representation or warranty made by the Purchaser in this Agreement, or (b) any breach of any covenant or agreement made by the Purchaser in this Agreement. The indemnification paid for the benefit of each Shareholder will be paid by the Purchaser to the Representative and thereafter shall be distributed by the Representative to the Shareholders in accordance with the last sentence of Section 1.01(b)(i); provided that if the Closing has been consummated, (i) the Purchaser shall not be required to indemnify the Indemnified Parties under subsections (a) and (b) above unless and until the aggregate amount of indemnifiable Losses suffered by the Indemnified Parties on a cumulative basis since the Closing Date exceeds the Deductible, at which point the Purchaser will only be obligated to indemnify the Indemnified Parties from and against all such Losses in excess of the Deductible; and (ii) the Purchaser’s aggregate liability under subsection (a) and (b) above shall in no event exceed $7.0 million, excluding Losses resulting from actual fraud and from violations of Sections 6.01 and 6.02 or of any covenant or agreement hereunder relating to the payment of the Purchase Price or any portion of the Purchase Price, which shall not be subject to any limitation. After the Closing, this Section 8.03 constitutes the sole and exclusive remedy of the Indemnified Parties against the Purchaser for any and all Losses or other claims relating to or arising from this Agreement and the transactions contemplated by this Agreement. The Indemnified Parties may not avoid the limitations on liability of the Purchaser set forth in this Section 8.03 by seeking damages for breach of contract, tort or pursuant to any other theory of liability.

8.04 Mitigation. The party entitled to indemnification shall take all commercially reasonable steps to mitigate all indemnifiable Losses upon and after the conscious awareness of such party or the executive officers of such party of any event which could reasonably be expected to give rise to any Losses under this Agreement. The Purchaser shall inform the Representative within 5 Business Days upon the Company or the Purchaser receiving notification of a government or other outside audit or review relating to documents or information either covered by Article V or otherwise related to any matter subject to indemnification by the Shareholders under this Article VIII.

8.05 Defense of Third Party Claims.

(a) Any Person making a claim for indemnification under Section 8.02 or 8.03 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing in reasonable detail the claim and the related action, lawsuit, proceeding, investigation or other claim, the amount of the claim (if known and quantifiable) and the basis of the claim provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations under this Agreement except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnitor is obligated to be greater than such damages would have been had the Indemnitee given the Indemnitor prompt notice under this Agreement. Except as qualified in Section 8.05(b), any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such

Indemnitor’s expense, and at its option shall be entitled to assume the defense of such action, lawsuit, proceeding, investigation or other claim by appointing a reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided however, that the fees and expenses of such separate counsel shall be borne by the Indemnitee. If the Indemnitor assumes the defense of any action, lawsuit, proceeding, investigation or other claim, then such assumption shall not prejudice Indemnitor’s right to thereafter contest its obligation to indemnify Indemnitee for the claims asserted therein. Indemnitee shall not settle or compromise any action, lawsuit, proceeding, investigation or other claim by a third party for which Indemnitee is entitled to indemnification under this Agreement without the prior written consent of the Indemnitor (or the Representative, in the case of the Shareholders). If the Indemnitor shall control the defense of any such action, lawsuit, proceeding, investigation or other claim, the Indemnitor shall obtain the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld) before entering into any settlement of such action, lawsuit, proceeding, investigation or other claim or ceasing to defend such action, lawsuit, proceeding, investigation or other claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such action, lawsuit, proceeding, investigation or other claim, without prejudice except for payments that would be required to be paid by the Purchaser representing the Deductible. If the Indemnitor does not assume the control the defense of any such action, lawsuit, proceeding, investigation or other claim, the Indemnitee shall defend such action, lawsuit, proceeding, investigation or other claim in good faith.

(b) In the event of a tax or other governmental audit, the Representative may participate in and provide support to the Company in preparing a response to the auditing governmental authority and may participate, but only with the consent of the Purchaser (such consent not to be unreasonably withheld), in the negotiations with the auditing governmental authority.

8.06 Determination of Loss Amount. The amount of any Loss subject to indemnification under Section 8.02 or 8.03 shall be calculated net of any insurance proceeds received or receivable by the Indemnitee on account of such Loss. The Indemnitee shall seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification under this Agreement. In the event that an insurance or other recovery is made by any Indemnitee with respect to any Loss for which any such Person has been indemnified under this Agreement, then a refund equal to the amount of the recovery shall be made promptly to the Person or Persons that provided such indemnity payments to such Indemnitee.

ARTICLE IX.

SHAREHOLDER REPRESENTATIVE

9.01 Designation. The Representative is hereby designated by the Shareholders and the Company to serve as the representative of the Shareholders with respect to the matters expressly set forth in this Agreement to be performed by the Representative.

9.02 Authority. Each of the Shareholders (on his or her behalf and on behalf of his or her successors, assigns and heirs) hereby irrevocably appoints the Representative as the agent, proxy and attorney-in-fact for such Person for all purposes of this Agreement, including the full power and authority on such Person’s behalf (a) to consummate the transactions contemplated in this Agreement including, but not limited to, to execute and deliver the Escrow Agreement; (b) to pay such Person’s expenses incurred in connection with the negotiation and performance of this Agreement (whether incurred on or after the date of this Agreement); (c) to disburse any funds received under this Agreement to the Shareholders; (d) to endorse and deliver on behalf of all Shareholders any certificates or instruments representing the shares and execute such further agreements or instruments of assignment as the Purchaser shall reasonably request or which the Representative shall consider necessary or proper to effectuate the transactions contemplated by this Agreement, all of which shall have the effect of binding on such Shareholder as if such Shareholder had personally executed such agreement or instrument; (e) to execute and deliver on behalf of such Person any amendment or waiver to this Agreement or to any other agreement contemplated under this Agreement; (f) to take all other actions to be taken by or on behalf of such Person in connection with this Agreement, including under the Escrow Agreement; (g) to dispute, compromise, settle and pay any claims made in connection with this Agreement or the transactions contemplated under this Agreement; (h) to retain legal and other professional advisors on behalf of, and at the expense of, the Shareholders in connection with his or her actions under this Agreement; (i) to make any calculations required under this Agreement (including calculations with respect to the distribution of the Purchase Price); and (j) to do each and every act and exercise any and all rights which such Person or the Shareholders collectively are permitted or required to do or exercise under this Agreement. Each Shareholder irrevocably appoints the Representative as such Shareholder’s lawful agent, for and in such Shareholder’s behalf, to accept and acknowledge service of, and upon whom may be served, all necessary processes in any action, suit or proceeding arising under this Agreement that may be had or brought against such Shareholder’s successors or assigns, in any court of competent jurisdiction, such service of process or notice to have the same force and effect as if served upon each and every Shareholder. Each of the Shareholders agrees that such agency, proxy and attorney-in-fact and all authority granted under this Agreement are coupled with an interest, are therefore irrevocable without the consent of the Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Person; provided, however, that such agency, proxy, attorney-in-fact and authority shall terminate when the duties of the Representative have been fully performed or upon resignation as provided below. If, after the execution of this Agreement, any Shareholder dies or becomes incapacitated or incompetent, then the Representative is nevertheless authorized, empowered and directed to act in accordance with this Agreement as if that death, incapacity or incompetency had not occurred and regardless of notice of such Shareholder’s death, incapacity or incompetency. All decisions and actions by the Representative (to the extent authorized by this Agreement) shall be binding upon all of the Shareholders, and no Shareholder shall have the right to object, dissent, protest or otherwise contest the same.

9.03 Authority; Costs and Expenses; Indemnification. Each of the Shareholders agrees that the Purchaser shall be entitled to rely on any action taken by the Representative, on behalf of the Shareholders, pursuant to Section 9.02 above (each, an “Authorized Action”), and that each Authorized Action shall be binding on each Shareholder as fully as if such Person had taken such Authorized Action. The Purchaser agrees that the Representative, as the Representative, shall have no liability to the Purchaser for any Authorized Action, except to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted fraud or willful misconduct. Each of the Shareholders hereby severally, for itself only and not jointly, agrees to indemnify and hold harmless the Representative against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Representative in connection with any action, suit or proceeding to which the Representative is made a party by reason of the fact he or she is or was acting as the Representative pursuant to the terms of this Agreement.

9.04 Exculpation. The Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Shareholder, except in respect of amounts received on behalf of such Shareholder. The Representative shall not be liable to any Shareholder for any action taken or omitted by him or her or any agent employed by him or her under this Agreement or under any other document entered into in connection with this Agreement, except that the Representative shall not be relieved of any liability imposed by law for fraud or willful misconduct. The Representative shall not be liable to the Shareholders for any apportionment or distribution of payments made by the Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Person to whom payment was due, but not made, shall be to recover from other Shareholders any payment in excess of the amount to which they are determined to have been entitled. The Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Representative nor any agent employed by it shall incur any liability to any Shareholder by virtue of the failure or refusal of the Representative for any reason to consummate the transactions contemplated by this Agreement or relating to the performance of its other duties under this Agreement, except for actions or omissions constituting fraud or willful misconduct.

9.05 Replacement of the Representative. If the Representative resigns or is otherwise unable or unwilling to serve in such capacity, then the Shareholders, on a pro rata basis (based upon proceeds received pursuant to this Agreement), will appoint a new Person to serve as the Representative and will provide prompt written notice of the appointment of a new Representative to the Purchaser. Until such notice is received, the Purchaser will be entitled to rely on the actions and statements of the previous Representative. After the resignation of the Representative as such, or he or she becomes unable or unwilling to serve in such capacity, the provisions of this Article IX shall inure to his or her benefit as to any actions taken or omitted to be taken by him or her while he or she was the Representative.

ARTICLE X.

ADDITIONAL COVENANTS AND AGREEMENTS

10.01 Disclosure Generally. All Schedules attached to this Agreement are incorporated in this Agreement and expressly made a part of this Agreement as though completely set forth in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules to this Agreement is not intended to imply that such amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed or are within or outside of the Ordinary Course of Business, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy with any Party as to whether any obligation, item or matter not described in this Agreement or included in a Schedule to this Agreement is or is not required to be disclosed (including whether such amounts or items are required to be disclosed as material) or in the Ordinary Course of Business for the purposes of this Agreement. The information contained in the Schedules to this Agreement is disclosed solely for the purposes of this Agreement, and no information contained in the Schedules to this Agreement shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including of any violation of law or breach of any agreement.

10.02 Certain Tax Matters.

(a) Section 338(h)(10) Election. Each of the Shareholders will join (and will cause the Company to join) with the Purchaser in making an election under Code § 338(h)(10) (and any corresponding election under state, local, and foreign Tax law) with respect to the acquisition of the Company (“Section 338(h)(10) Election”). The Shareholders will include any income, gain, loss, deduction, or other Tax item resulting from the Section 338(h)(10) Election on their Tax Returns.

(b) Allocation of Purchase Price. The Purchaser and the Shareholders agree that the purchase price (i.e., the Purchase Price and the liabilities of the Company (plus other relevant items)) will be allocated to the assets of the Company for all purposes (including Tax and financial accounting) as shown on the Schedule 10.02(b) attached to this Agreement. The Company and the Shareholders will file or cause to be filed all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

(c) Built-In Gain Tax. Pursuant to Sections 2.03 and 3.01(h), the Built-In Gain Tax shall be taken into account as a current liability, in the amount set forth at Schedule 5.11(h), in the calculation of Net Working Capital.

(d) Tax Periods Ending on or before the Closing Date. The Representative shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns for the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. The Representative shall permit the Purchaser to review and approve (such approval not to be unreasonably withheld) each such Tax Return described in the preceding sentence prior to filing, which Tax Returns shall be delivered to the Purchaser no later than 45 days prior to the due date (including applicable extensions) for each such Tax Return. The Purchaser shall communicate its comments, if any, to any such Tax Return described in the first sentence of this subsection (d) no later than 30 days after its receipt by Purchaser from the Representative. To the extent permitted by Applicable Law, the Shareholders shall include any income, gain, loss, deduction or other Tax items for such periods on their Tax Returns in a manner consistent with the Schedule K-1s furnished by the Company to the Shareholders for such periods. The Shareholders shall reimburse the Purchaser for any Built-In Gain Tax (including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing), within five Business days after the payment by the Company or the Purchaser of such Taxes to the extent such Taxes were not taken into account in the calculation of Net Working Capital. In the event the Shareholders do not reimburse the Purchaser for the amount of the Built-In Gain Tax (including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing) by wire transfer within five Business Days of payment of such Taxes, then the Shareholders shall pay to the Purchaser the amount of such Taxes plus interest for every day that such Taxes have not been paid in full calculated at a rate of 12% per annum based on the amount of such Taxes. Notwithstanding anything in this Agreement to the contrary, this obligation to reimburse the Purchaser of any Built-In Gain Tax (including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing) and any interest on such Taxes pursuant to this subsection shall not be subject to the Deductible or liability limitation provisions of Article VIII.

(e) Cooperation on Tax Matters. The Purchaser and the Shareholders shall cooperate (and cause the Company to cooperate) fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 10.02 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding, or the filing of such Tax Returns, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.

(f) Tax Refunds. If, following the Closing, any Tax refunds are received by the Purchaser or the Company or the Purchaser or the Company become entitled to any credits against any Tax, in any such case that relate to any periods ending on or prior to the Closing Date and which exceeds $200,000 (except for any Tax refunds related to the Built-In Gain Tax, which shall not be subject to such dollar threshhold), then the Purchaser shall promptly (but in any event within fifteen Business Days of such receipt or entitlement) pay to the Representative, on behalf of the Shareholders and in the proportions set forth on Schedule 1.01(b)(i), an aggregate cash amount equal to the amount of such Tax refund or credit and which exceeds $200,000 (except for any Tax refunds related to the Built-In Gain Tax, which shall be payable from the first dollar), as the case may be, by wire transfer of immediately available funds as per written instructions of the Representative, on behalf of the Shareholders, given to the Purchaser.

10.03 Further Assurances. From time to time, as and when requested by any Party and at such Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

ARTICLE XI.

DEFINITIONS

11.01 Definitions. For purposes of this Agreement, the following terms when used in this Agreement shall have the respective meanings set forth below:

“Administrative Agent” has the meaning set forth in Section 12.04.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” shall mean an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Company is or has been a member.

“Aged Accounts Receivable” has the meaning set forth in Section 2.04(a).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date of this Agreement or as of the Closing Date applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

“Audited Financial Statements” has the meaning set forth in Section 5.07(a).

“Authorized Action” has the meaning set forth in Section 9.03.

“Bradley” has the meaning set forth in the preamble to this Agreement.

“Built-In Gain Tax” means the Tax that will be imposed on the Company attributable to the making of the Section 338(h)(10) Election, including, but not limited to: (a) any Tax imposed under Code § 1374, and (b) any state, local or foreign Tax imposed on the Company’s gain.

“Business” has the meaning set forth in Section 12.12.

“Business Day” shall mean any day, excluding Saturday, Sunday and any other day on which commercial banks in Arlington, Virginia and Tampa, Florida are authorized or required by Law to close.

“Certificates” has the meaning set forth in Section 1.03.

“Closing” has the meaning set forth in Section 2.01.

“Closing Cash Payment Amount” has the meaning set forth in Section 1.01(b)(i).

“Closing Date” has the meaning set forth in Section 2.01.

“Closing Statement” has the meaning set forth in Section 2.03(a)(i).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated under the Internal Revenue Code of 1986, and any successor to such statute, rules or regulations.

“Collection Period” has the meaning set forth in Section 2.04(a).

“commercially reasonable efforts” means the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably practicable; provided, however, that a Person required to use commercially reasonable efforts under this Agreement will not be thereby required to take any action that would result in a material adverse change in the benefits to such Person of this Agreement or the transactions contemplated by this Agreement, to make any change to its business, to incur any fees or expenses (other than normal and usual filing fees, processing fees and incidental expenses), to commence any litigation or to incur any other material burden.

“Common Stock” has the meaning set forth in Section 5.02(a).

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Disclosure Schedules” has the meaning set forth in Article IV.

“Contract” shall mean any contract or other legally binding agreement.

“Deductible” has the meaning set forth in Section 8.02.

“DOJ” has the meaning set forth in Section 5.15(i).

“Employee Benefit Plans” means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (d) Employee Welfare Benefit Plan or material fringe benefit plan or program, or (e) any bonus, profit-sharing, incentive, severance, or other plan, program or arrangement for the benefit of any of its directors, officers, and employees.

“Employee Pension Benefit Plan” has the meaning set forth in Sec. 3(2) of ERISA.

“Employee Welfare Benefit Plan” has the meaning set forth in Sec. 3(1) of ERISA.

“Environmental, Health, and Safety Laws” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, and the Occupational Safety and Health Act of 1970, each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies of federal, state, local, and foreign governments) concerning pollution or protection of the environment, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.22(a)(v).

“Escrow Agent” means the Bank of New York or any successor duly appointed pursuant to the terms of the Escrow Agreement.

“Escrow Amount” has the meaning set forth in Section 1.01(b).

“Escrow Agreement” has the meaning set forth in Section 2.02(b).

“Extremely Hazardous Substance” has the meaning set forth in Sec. 302 of the Emergency Planning and Community Right-to-Know Act of 1986, as amended.

“FAR” has the meaning set forth in Section 5.15(a).

“Fiduciary” has the meaning set forth in Sec. 3(21) of ERISA.

“Financial Statements” has the meaning set forth in Section 5.07(a).

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” has the meaning set forth in Section 5.01.

“Government Contract” means any contract of the Company with a Governmental Entity to provide goods or services, including without limitation any blanket purchasing agreement; the term “Government Contract” also shall include any subcontract (at any tier) of the Company with another entity that holds either a prime contract with a Governmental Entity or a subcontract (at any tier) under such a prime contract. For purposes of this definition, a Task Order under a Government Contract shall not constitute a separate Government Contract, but shall be part of the Government Contract to which it relates.

“Government Contract Bid” means any outstanding bid, offer, proposal or quote for goods or services to be delivered to or in support of a Governmental Entity under a proposed prime contract, proposed subcontract (at any tier) under a proposed prime contract or Task Order.

“Governmental Entity” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, instrumentality, organization, unit, body or entity and any court, arbitrator or other tribunal); or (d) entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“GUST” has the meaning set forth in Section 5.22(a)(v).

“GUST Determination Letter” has the meaning set forth in Section 5.22(a)(v).

“GUST Opinion Letter” has the meaning set forth in Section 5.22(a)(v).

“Halstead” has the meaning set forth in the preamble to this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any successor to such statute, rules or regulations.

“Indemnified Parties” has the meaning set forth in Section 8.03.

“Indemnitee” has the meaning set forth in Section 8.05.

“Indemnitor” has the meaning set forth in Section 8.05.

“Independent Auditor” has the meaning set forth in Section 2.03(a)(i).

“Intellectual Property” means any of the following intellectual property: (a) patents, domain names, and corresponding Internet sites, trademarks, service marks, intent-to-use registrations, copyrights, mask works, trade secrets; (b) all other intellectual property, including, without limitation, unpatented inventions, invention disclosures, moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer lists, corporate and business names, trade names, trade dress, brand names, know-how, show-how, formulae, methods (whether or not patentable), designs, processes, procedures, technology, source codes, object codes, computer software programs, databases, data collections and other proprietary information or material of any type, and all derivatives, improvements and refinements thereof, howsoever recorded, or unrecorded; (c) any goodwill associated with any of the foregoing; and (d) registrations and applications for the registration of any of the foregoing.

“Knowledge” means with respect to the Company, the actual knowledge of the Shareholders and the Company’s directors and officers after reasonable inquiry of persons having supervisory authority over the subject matter in question, and means with respect to the Purchaser, the actual knowledge of the executive officers of the Purchaser after reasonable inquiry of persons having supervisory authority over the subject matter in question.

“Latest Balance Sheet” has the meaning set forth in Section 5.07(a).

“Law” means any federal, state, local, municipal or foreign order, constitution, law, ordinance, rule, regulation, statute or treaty.

“Leased Real Property” has the meaning set forth in Section 5.12(b).

“Legal Requirement” shall mean any Law and any legally binding directive, pronouncement, requirement or determination that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lewis” has the meaning set forth in the preamble to this Agreement.

“Lien” means any mortgage, lien, pledge, hypothecation, charge, security interest, encumbrance, claim, right of possession, lease, tenancy, license, encroachment, covenant, proxy, option, right of first refusal, preemptive right, community property interest, imperfection of title, including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset (other than restrictions on transfer generally arising under federal and state securities laws).

“Loss” means, with respect to any Person, any actual damage, liability, demand, claim, action, cause of action, cost, deficiency, penalty, fine or other actual loss or out-of-pocket expense (including reasonable attorneys’ fees), whether or not arising out of a third party claim, against or affecting such Person; provided, that the Parties agree that “Loss” shall not include any incidental, consequential, special, indirect or punitive damages (except to the extent the Company is, or any of the Shareholders are, required to pay such amounts to a third party pursuant to any third party claim subject to indemnification pursuant to Section 8.05).

“Made Available” means the agreements, documents or other materials that have been posted to the online data room called “Datasite” on the Merrill Corporation website prior to the Closing.

“Material Adverse Effect” means, with respect to a Party, that an event, change or effect is materially adverse to the financial condition, earnings, results of operations, assets or liabilities (including contingent liabilities), the business or operations (financial or otherwise) of such Party, taken as a whole, or on the ability of such Party to perform its obligations under this Agreement, other than any event, change or effect arising out of or resulting from (i) any adverse change to the United States economy in general or the economy of any foreign country in general in which such Party operates (provided that such change does not affect the business, results of operations, or financial condition of such Party in a materially disproportionate manner), (ii) any adverse change in general to the industries in which such Party operates (provided that such change does not affect the operations or financial condition of such Party in a materially disproportionate manner), (iii) any adverse change to financial, banking or securities markets generally (including any disruption of the financial, banking or securities markets and any decline in the price of any security or any market index), (iv) the announcement of the Agreement and/or the announcement of any of the transactions contemplated under this Agreement, the fulfillment of the Parties’ obligations under this Agreement or the consummation of the transactions contemplated by this Agreement, or (v) any outbreak or escalation of hostilities or act of terrorism involving the United States or any declaration of war by the United States.

“Multiemployer Plan” has the meaning set forth in Sec. 3(37) of ERISA.

“Net Working Capital” shall mean, without duplication, (a) the sum of the Company’s current assets as of 12:01 a.m. on the Closing Date, minus (b) the sum of the Company’s current liabilities as of such time on the Closing Date. Without limitation, such current liabilities shall include any Built-In Gain Taxes and the employer portion of payroll Taxes payable with respect to any payroll costs and employee bonuses paid by the Company at or immediately prior to the Closing or otherwise accrued as current liabilities in the calculation of Net Working Capital.

“Notes” have the meaning set forth in Section 1.01(b)(i).

“Objection Disputes” has the meaning set forth in Section 2.03(a)(i).

“Objections Statement” has the meaning set forth in Section 2.03(a)(i).

“Ordinary Course of Business” means, with respect to a Party, the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of such Party. With respect to accounts payable, Ordinary Course of Business means that the Company makes payment for accounts payable within 60 Business Days of invoice.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business; (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the business of the Company; (e) public roads and highways; (f) matters which would be disclosed by an inspection or accurate survey of each parcel of real property; (g) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (h) purchase money liens and liens securing rental payments under capital lease arrangements; and (i) other liens or encumbrances arising in the Ordinary Course of Business which would not reasonably be expected to have a Material Adverse Effect.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Entity or other entity.

“Prohibited Transaction” has the meaning set forth in Sec. 406 and Code Sec. 4975 of ERISA.

“Purchase Price” has the meaning set forth in Section 1.01(b).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Material Adverse Effect” shall mean a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

“Regulations” has the meaning set forth in Section 5.11(r).

“Representative” has the meaning set forth in the preamble to this Agreement.

“Section 338(h)(10) Election” has the meaning set forth in Section 10.02(a).

“Section 409A Plan” has the meaning set forth in Section 5.22(g).

“Shareholders” has the meaning set forth in the preamble to this Agreement.

“Subsidiary” or “Subsidiaries” of any Person shall mean any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity or ownership interests, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

“Task Order” shall mean any task, purchase, or delivery order under a Government Contract.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or by being included (or required to be included) in any Tax Return relating thereto).

“Tax Authority” means any Governmental Entity responsible for the imposition of any such Tax (domestic or foreign).

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Transaction Agreements” shall mean this Agreement, the Notes and the Escrow Agreement.

“Uncollected Aged Accounts Receivable” has the meaning set forth in Section 2.04(a).

11.02 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

ARTICLE XII.

MISCELLANEOUS

12.01 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated in this Agreement, any other announcement or communication to the employees, customers or suppliers of the Company, shall be issued or made by any Party without the joint approval of the Purchaser and the Representative, unless required by Applicable Law (in which case the Party issuing or making any such press release, announcement or communication shall use commercially reasonable efforts to consult with the other Party prior to issuing or making such press release, announcement or communication and such other Party shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication and offer comments thereon).

12.02 Expenses. Except as expressly provided in this Agreement, each of the Parties shall bear its own expenses and costs (including legal, accounting and broker fees) that it incurs in connection with the negotiation, execution, and delivery of this Agreement and the Closing of the transactions contemplated by this Agreement. The Shareholders or the Company prior to or at the Closing Date shall pay all costs and expenses (including, but not limited to, all legal, accounting and brokerage fees) incurred by the Company and the Shareholders that arise from or are related to the transactions contemplated by this Agreement. The obligation of the Shareholders to pay the costs and expenses contemplated by this Section 12.02, in the event such costs and expenses are not taken into account in calculating the Net Working Capital, shall not be subject to the Deductible and liability limitation provisions of Article VIII.

12.03 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, one day after deposit with, and receipt of confirmation of delivery by, Federal Express or similar overnight courier service or three days after being mailed by first class mail, return receipt requested. Notices, demands and communications to the Purchaser, the Company and the Representative shall, unless another address is specified in writing, be sent to the addresses indicated below:

Notices to the Purchaser:

Kforce Government Holdings Inc.

1001 East Palm Avenue

Tampa, Florida 33605

Attn: Messrs. David L. Dunkel and William L. Sanders

with a copy to:

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

Facsimile: (813) 229-0134

Attn: Robert J. Grammig, Esq.

Notices to the Guarantor:

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

Attn: Messrs. David L. Dunkel and William L. Sanders

with a copy to:

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

Facsimile: (813) 229-0134

Attn: Robert J. Grammig, Esq.

Notices to the Representative (on behalf of the Shareholders):

Mr. Ronald M. Bradley

2151 Jamieson Avenue #407

Alexandria, VA 22314

with a copy to:

Venable LLP

8010 Towers Crescent Drive, Suite 300

Vienna, Virginia 22182

Facsimile: (703) 821-8949

Attn: Joseph C. Schmelter, Esq.

Notices to the Company:

Bradson Corporation

1550 Crystal Drive, Suite 802

Arlington, Virginia 22202

Facsimile: (703) 413-3056

Attn: Mr. Ronald M. Bradley

with a copy to:

Venable LLP

8010 Towers Crescent Drive, Suite 300

Vienna, Virginia 22182

Facsimile: (703) 821-8949

Attn: Joseph C. Schmelter, Esq.

12.04 Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated by the Purchaser without the prior written consent of the Representative. Notwithstanding the foregoing, the Parties hereby consent and agree: (1) to the collateral assignment by the Purchaser of all of the Purchaser’s rights and remedies under this Agreement to Bank of America, N.A., a national banking association, as administrative agent (the “Administrative Agent”); and (2) that the terms of such consent and agreement may not be amended, revoked or revised without the prior written consent of the Administrative Agent.

12.05 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.06 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits to this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit to this Agreement. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. Unless the context of this Agreement otherwise requires, words of any gender or the neuter include each other gender and the neuter.

12.07 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

12.08 Amendment and Waiver. Any provision of this Agreement or the schedules or exhibits may be amended or waived only in a writing signed by the Purchaser, the Company and the Representative. No waiver of any provision under this Agreement or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default, and no failure or delay to enforce, or partial enforcement of, any provision of this Agreement shall operate as a waiver of such provisions or any other provision.

12.09 Complete Agreement. This Agreement and the documents referred to in this Agreement and the schedules and exhibits to this Agreement contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter of this Agreement in any way.

12.10 Counterparts. This Agreement may be executed in multiple counterparts (including by means of facsimile signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same instrument.

12.11 Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Florida.

12.12 Non-Solicitation and Non-Competition. For a period of five years from and after the Closing Date, none of the Shareholders shall, directly or indirectly, solicit, hire, induce, influence, combine or conspire with, or attempt to solicit or induce any officer, director, employee, agent, independent contractor, franchisee, licensee, customer or other Person to terminate its or their employment or other relationship with the Purchaser (including its Subsidiaries and Affiliates) or the Company. In addition, none of the Shareholders shall, directly or indirectly, for a period of five years from and after the Closing Date, compete with the Business of the Purchaser (including its Subsidiaries and Affiliates) or the Company anywhere in the United States, whether as an officer, director, partner, consultant, shareholder, independent contractor, sole proprietor or otherwise (provided, however, that ownership of less than 1% of any publicly traded entity shall not be not be deemed to be competitive with the Purchaser or the Company). “Business” of the Purchaser (including its Subsidiaries and Affiliates) or the Company shall mean the business of supplying financial and management consulting, financial and management operational support, and/or financial and management staffing services to federal government sector clients, whether directly or indirectly through third parties. In addition, following the date of this Agreement, each of the Shareholders agrees that he or she will not at any time make any written or oral statements, representations or other communications that disparage or are otherwise damaging to the Business or reputation of the Purchaser or its Affiliates or any officer, director or employee of the Purchaser or its Affiliates. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 12.12 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. Each of the Shareholders acknowledges that any violation of this Section 12.12 by any Shareholder may result in irreparable harm to the Purchaser and that the Purchaser may be entitled to injunction or other equitable relief, without the posting of a bond.

12.13 Waiver of Preemptive Rights. Each Shareholder, in his or her capacity as a shareholder of the Company, hereby waives (and agrees and acknowledges that the Company hereby waives, as applicable) any and all preemptive rights or other similar rights (including without limitation any rights of first refusal) to acquire any shares of the Common Stock, including without limitation any such rights granted with respect to any prior or future issuance or transfer of capital stock of the Company (including without limitation the transactions contemplated by this Agreement) pursuant to or under the Governing Documents, any Applicable Law or otherwise.

12.14 Guaranty by the Guarantor. The Guarantor hereby guarantees the performance (and not merely the collection) of the Purchaser under the terms of this Agreement, including, without limitation, all obligations to make payments to the Shareholders under the Notes or otherwise required under this Agreement, and waives notice of presentment, demand, notice of nonpayment, protest, notice of protest, any other demands and notices required by law (but not any notices required under this Agreement) and any requirement that suit first be brought against the Purchaser in order to enforce any of such obligations.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement on the day and year first above written.

BRADSON CORPORATION

By:	/s/ Ronald M. Bradley
Ronald M. Bradley
President

KFORCE GOVERNMENT HOLDINGS INC.

By:	/s/ David M. Kelly
David M. Kelly
Vice President and Secretary

KFORCE INC., as the Guarantor

By:	/s/ David L. Dunkel
David L. Dunkel
Chief Executive Officer

/s/ Ronald M. Bradley
RONALD M. BRADLEY, as the Representative

/s/ Ronald M. Bradley
RONALD M. BRADLEY, Individually

/s/ Barbara J. Lewis
BARBARA J. LEWIS

/s/ David M. Halstead
DAVID M. HALSTEAD